Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
CONDENSED FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q4 and FY 2017 Condensed Financial Report – Supplementary Data

GROUP AND DIVISIONAL OPERATING PERFORMANCE

Key figures	Q4 2017	Q4 2016	% change		FY 2017	FY 2016	% change
	USD m	USD m	USD	cc 1	USD m	USD m	USD	cc 1
Net sales to third parties	12 915	12 322	5	2	49 109	48 518	1	2
Divisional operating income	2 034	1 605	27	25	8 960	8 739	3	5
Corporate income & expense, net	36	- 150	nm	nm	- 331	- 471	30	27
Operating income	2 070	1 455	42	41	8 629	8 268	4	7
As % of net sales	16.0	11.8			17.6	17.0
Income from associated companies	416	156	167	166	1 108	703	58	58
Interest expense	- 208	- 168	- 24	- 26	- 777	- 707	- 10	- 12
Other financial income and expense	23	- 365	nm	nm	39	- 447	nm	nm
Taxes	- 325	- 142	- 129	- 72	-1 296	-1 119	- 16	- 13
Net income	1 976	936	111	58	7 703	6 698	15	12
Basic earnings per share (USD)	0.85	0.40	113	59	3.28	2.82	16	14
Cash flows from operating activities	3 408	3 591	-5		12 621	11 475	10
Free cash flow [1]	2 456	2 976	- 17		10 428	9 455	10
Core [1]
Core operating income	3 223	3 013	7	5	12 850	12 987	- 1	0
As % of net sales	25.0	24.5			26.2	26.8
Core net income	2 818	2 658	6	4	11 391	11 314	1	2
Basic core earnings per share (USD)	1.21	1.12	8	6	4.86	4.75	2	3
nm = not meaningful

Fourth quarter

Net sales
Net sales were USD 12.9 billion (+5%, +2% cc) in the fourth quarter, as volume growth of 7 percentage points (cc), including growth from Cosentyx and Entresto, was partly offset by the negative impacts of generic competition (-3 percentage points) and pricing (-2 percentage points).

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to an income of USD 36 million compared to a net expense of USD 150 million in prior year. The change versus prior year was mainly due to a gain from achievement of a sales milestone related to the 2015 Vaccines divestment to GSK, partly offset by lower contributions from the captive insurance companies.

Operating income
Operating income was USD 2.1 billion (+42%, +41% cc) mainly driven by growth drivers, productivity, lower impairments and a gain from achievement of a sales milestone related to the 2015 Vaccines divestment to GSK, which were partly offset by generic erosion. Operating income margin in constant currencies increased 4.3 percentage points; currency had a negative impact of 0.1 percentage point, resulting in a net increase of 4.2 percentage points to 16.0% of net sales.

Core adjustments amounted to USD 1.2 billion (2016: USD 1.6 billion). Core operating income was USD 3.2 billion (+7%, +5% cc) as growth drivers and productivity more than offset generic erosion. Core operating income margin in constant currencies increased 0.7 percentage points; currency had a negative impact of 0.2 percentage points, resulting in a net increase of 0.5 percentage points to 25.0% of net sales.

Income from associated companies
Income from associated companies amounted to USD 416 million, compared to USD 156 million in prior year. The increase was mainly due to higher income recognized from our investment in GSK Consumer Healthcare Holdings Ltd. (GSK Consumer Healthcare).

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 42. Unless otherwise noted, all growth rates in this document refer to same period in prior year.

The estimated income from our investments in GSK Consumer Healthcare in 2017 amounts to USD 291 million compared to USD 36 million in 2016. This increase is due to improved operating results of USD 18 million and an estimated one-time deferred tax income of USD 237 million, arising from a change in a Swiss cantonal statutory tax rate.

The income contribution from Roche Holding AG (Roche) increased to USD 124 million compared to USD 120 million in prior year.

Interest expense and other financial income/expense
Interest expense increased to USD 208 million from USD 168 million in prior year due to higher outstanding debt. Other financial income and expense amounted to an income of USD 23 million compared to an expense of USD 365 million in the prior year, which included exceptional charges related to a revaluation loss in Venezuela of USD 0.3 billion.

Taxes
The tax rate was 14.1% compared to 13.2% in prior year. On December 22, 2017, the US enacted tax reform legislation (Tax Cuts and Jobs Act), which among other provisions, reduced the US Corporate tax rate from 35% to 21%, effective January 1, 2018. This required a revaluation of the deferred tax assets and liabilities and a portion of current tax payables to the newly enacted tax rate at the date of enactment, which resulted in a net tax expense of USD 61 million (2.7%). In addition, a change in a Swiss cantonal statutory tax rate resulted in a one-time income from our share in GSK Consumer Healthcare, the impact of which decreased the tax rate by 1.4%.

Excluding the impact of these rate changes the reported tax rate for 2017 would have been 12.8% compared to 13.2% in prior year, mainly as a result of the higher true-up adjustment to the full year reported tax rate in prior year.

The core tax rate was 15.6% compared to 14.5% in prior year.

Net income and EPS
Net income was USD 2.0 billion (+111%, +58% cc), driven by the strong operating income growth and higher income from associated companies. The prior year included exceptional charges related to a revaluation loss in Venezuela of USD 0.3 billion.

EPS was USD 0.85 (+113%, +59% cc), driven by growth in net income and the benefit from the share buyback program.

Core net income was USD 2.8 billion (+6%, +4% cc), driven by growth in core operating income.

Core EPS was USD 1.21 (+8%, +6% cc), driven by growth in core net income and the benefit from the share buyback program.

Free cash flow amounted to USD 2.5 billion (-17% USD) compared to USD 3.0 billion in prior year. The decrease of USD 0.5 billion was mainly driven by lower cash flows from operating activities and higher net investments.

Full Year

Net sales
Net sales were USD 49.1 billion (+1%, +2% cc) in the full year, as volume growth of 7 percentage points (cc), including growth from Cosentyx and Entresto, was partly offset by the negative impacts of generic competition (-3 percentage points) and pricing (-2 percentage points).

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to a net expense of USD 331 million compared to USD 471 million in prior year. The decrease in expense was mainly due to a gain from achievement of a sales milestone related to the 2015 Vaccines divestment to GSK, partly offset by lower gains from divestment in real estate and lower contributions from the captive insurance companies.

Operating income
Operating income was USD 8.6 billion (+4%, +7% cc) as growth drivers, productivity, lower amortization and a gain from achievement of a sales milestone related to the 2015 Vaccines divestment to GSK, more than offset generic erosion.  Operating income margin in constant currencies increased 0.8 percentage points; currency had a negative impact of 0.2 percentage points, resulting in a net increase of 0.6 percentage points to 17.6% of net sales.

Core adjustments amounted to USD 4.2 billion (2016: USD 4.7 billion). Core operating income was USD 12.9 billion (-1%, 0% cc) broadly in line with prior year as sales growth and productivity fully offset generic erosion and growth investments. Core operating income margin in constant currencies decreased 0.3 percentage points, mainly due to generic erosion of Gleevec/Glivec, partly offset by growth drivers and productivity; currency had a negative impact of 0.3 percentage points, resulting in a net decrease of 0.6 percentage points to 26.2% of net sales.

Income from associated companies
Income from associated companies increased to USD 1.1 billion, compared to USD 703 million in prior year. The increase was mainly due to higher income recognized from our investment in GSK Consumer Healthcare.

The estimated income from our investments in GSK Consumer Healthcare in 2017 amounted to USD 629 million compared to USD 234 million in 2016. The increase is due to improved operational results of USD 89 million, an estimate of a one-time deferred tax income of USD 237 million, arising from a change in a Swiss cantonal statutory tax rate, and a positive prior year adjustment of USD 47 million based on the actual audited results for 2016, compared to a negative prior year adjustment of USD 22 million recognized in 2016 for 2015.

The estimated income from our investment in Roche in 2017 amounted to USD 456 million (2016: USD 464 million), which reflected our estimated share of income for 2017 of USD 523 million (2016: USD 532 million) offset by the negative prior year adjustment of USD 67 million, based on actual 2016 results (2016: negative adjustment of USD 68 million, based on actual 2015 results).

Interest expense and other financial income/expense
Interest expense increased to USD 777 million from USD 707 million in prior year period due to higher outstanding debt. Other financial income and expense amounted to an income of USD 39 million compared to an expense of USD 447 million in prior year. The prior year included exceptional charges related to a revaluation loss in Venezuela of USD 0.3 billion and higher currency losses.

Taxes
The tax rate was 14.4% compared to 14.3% in prior year.

On December 22, 2017, the US enacted tax reform legislation (Tax Cuts and Jobs Act), which among other provisions, reduced the US Corporate tax rate from 35% to 21%, effective January 1, 2018. This required a revaluation of the deferred tax assets and liabilities and a portion of current tax payables to the newly enacted tax rate at the date of enactment, which resulted in an increase of USD 61 million (0.7%) net tax expense. In addition, a change in a Swiss cantonal statutory tax rate resulted in a one-time income from our share in GSK Consumer Healthcare, the impact of which decreased the tax rate by 0.4%.

Excluding the impact of these rate changes the reported tax rate for 2017 would have been 14.1% compared to 14.3% in prior year.

The core tax rate was 15.3% compared to 15.0% in prior year.

Net income and EPS
Net income was USD 7.7 billion (+15%, +12% cc), driven by higher operating income and income from associated companies. The prior year included exceptional charges related to a revaluation loss in Venezuela of USD 0.3 billion.

EPS was USD 3.28 (+16%, +14% cc), driven by net income growth and the benefit from the share buyback program.

Core net income was USD 11.4 billion (+1%, +2% cc), growing above core operating income due to higher core income from associated companies.

Core EPS was USD 4.86 (+2%, +3% cc), with growth in core net income and the benefit from the share buyback program.

Free cash flow amounted to USD 10.4 billion (+10% USD) compared to USD 9.5 billion in 2016. The increase was mainly driven by favorable working capital changes, lower legal settlement payments out of provisions and lower taxes paid, partly offset by the decrease in operating income adjusted for non-cash items and higher net investments.

Innovative Medicines
	Q4 2017	Q4 2016	% change		FY 2017	FY 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 756	8 273	6	4	33 025	32 562	1	2
Operating income	1 807	1 360	33	31	7 782	7 426	5	7
As % of net sales	20.6	16.4			23.6	22.8
Core operating income	2 671	2 407	11	9	10 330	10 354	0	2
As % of net sales	30.5	29.1			31.3	31.8

Fourth quarter

Net sales
Net sales were USD 8.8 billion (+6%, +4% cc) in the fourth quarter. Volume contributed 9 percentage points to sales growth. Generic competition had a negative impact of 4 percentage points largely due to Gleevec/Glivec genericization in Europe and the US. Pricing had a negative impact of 1 percentage point.

Regionally, US sales (USD 2.9 billion, +4% cc) grew as Cosentyx, Entresto, Promacta/Revolade, Exjade and Kisqali more than offset the generic competition, largely for Gleevec/Glivec. Japan sales (USD 0.6 billion, +6% cc) grew mainly driven by Promacta/Revolade and Galvus. Europe sales (USD 3.0 billion, -1% cc) slightly declined due to Gleevec/Glivec genericization, partly offset by Cosentyx, Entresto and Tafinlar + Mekinist growth. Emerging Growth Markets sales increased 8% (cc) to USD 2.2 billion.

Novartis Pharmaceuticals BU sales were USD 5.5 billion (+6% cc). Immunology and Dermatology (USD 1.2 billion, +27% cc) sales increased, driven by strong growth of Cosentyx (USD 615 million, +53% cc) across all indications. In Cardio-Metabolic, Entresto (USD 185 million, +164% cc) delivered strong results driven by growing adoption by physicians in US and Europe and continuous market access improvements. Respiratory (USD 445 million, +10% cc) performance was driven by strong growth of Ultibro (USD 120 million, +26% cc) and Xolair (USD 247 million, +9% cc). In Neuroscience, Gilenya (USD 825 million, -1% cc) slightly declined. Ophthalmology sales (USD 1.3 billion, -1% cc) slightly decreased as impact by generics in the US was partly offset by continued growth of Lucentis (USD 485 million, +2% cc).

Novartis Oncology BU sales were USD 3.2 billion (-1% cc). The sales decline was due to Gleevec/Glivec (USD 448 million, -43% cc) generic impact in Europe and the US. Excluding Gleevec/Glivec, sales grew 13% (cc) driven by Promacta/Revolade (USD 255 million, +43% cc), Tafinlar + Mekinist (USD 246 million, +33% cc), Jakavi (USD 228 million, +33% cc), Exjade (USD 281 million, +16% cc), Kisqali (USD 35 million), and Tasigna (USD 485 million, +6% cc).

Operating income
Operating income was USD 1.8 billion (+33%, +31% cc), mainly driven by higher sales and lower impairments, partly offset by generic erosion and growth investments for Cosentyx, Entresto, and Kisqali. Operating income margin in constant currencies increased 4.3 percentage points; currency had a negative impact of 0.1 percentage points, resulting in a net increase of 4.2 percentage points to 20.6% of net sales.

Core adjustments totaled USD 864 million, including USD 643 million for amortization of intangible assets. Prior year core adjustments were USD 1.0 billion. Core adjustments decreased compared to prior year mainly due to lower impairments. Core operating income was USD 2.7 billion (+11%, +9% cc). Core operating income margin in constant currencies increased by 1.5 percentage points; currency had a negative impact of 0.1 percentage points, resulting in a net increase of 1.4 percentage points to 30.5% of net sales.

Core gross margin as a percentage of net sales increased by 1.1 percentage points (cc), mainly driven by productivity. Core R&D expenses decreased by 0.1 percentage points (cc), Core SG&A expenses increased by 0.7 percentage points (cc), largely due to growth investments. Core Other Income and Expense, net increased the margin by 1.0 percentage points (cc) driven by divestments.

Full year

Net sales
Innovative Medicines delivered net sales of USD 33.0 billion (+1%, +2% cc) in the full year, including USD 2.1 billion of Cosentyx and USD 507 million of Entresto. Volume growth of +8 percentage points more than offset the negative impacts of generic competition (-5 percentage points) and pricing (-1 percentage point).

In the US (USD 11.1 billion, +2% cc), the strong performance of Cosentyx, Entresto and Promacta/Revolade was partly offset by generic competition, largely for Gleevec/Glivec. Europe sales (USD 11.3 billion, 0% cc) were in line with prior year as Cosentyx, Tafinlar + Mekinist, Jakavi and Entresto growth was offset by generic competition, largely for Gleevec/Glivec. Japan sales (USD 2.4 billion, 0% cc) were in line with prior year. Emerging Growth Markets sales increased 7% (cc) to USD 8.4 billion.

Operating income
Operating income was USD 7.8 billion (+5%, +7% cc) mainly driven by higher sales, lower amortization and productivity, partly offset by generic erosion and growth investments. Operating income margin in constant currencies increased 1.1 percentage points; currency had a negative impact of 0.3 percentage points, resulting in a net increase of 0.8 percentage points to 23.6% of net sales.

Core adjustments amounted to USD 2.5 billion, including USD 2.2 billion of amortization of intangible assets. Prior year core adjustments were USD 2.9 billion. Core adjustments decreased compared to prior year mainly driven by lower amortization. Core operating income was USD 10.3 billion (0%, 2% cc). Core operating income margin in constant currencies slightly decreased by 0.1 percentage points; currency had a negative impact of 0.4 percentage points, resulting in a net decrease of 0.5 percentage points to 31.3% of net sales.

Core gross margin as a percentage of net sales increased by 0.7 percentage points (cc) mainly driven by productivity and higher revenues from the Xolair profit sharing in the US. Core R&D expenses decreased by 0.7 percentage points (cc), mainly reflecting continued productivity and resource allocation from the creation of the Global Drug Development unit. Core SG&A expenses increased by 1.5 percentage points (cc), largely due to growth investments. Core Other Income and Expense, net impact was negligible.

Innovative Medicines product review

All comments below focus on fourth quarter movements in constant currencies.

ONCOLOGY BUSINESS UNIT

	Q4 2017	Q4 2016	% change		FY 2017	FY 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gleevec/Glivec	448	764	-41	-43	1 943	3 323	-42	-41
Tasigna	485	458	6	6	1 841	1 739	6	9
Sandostatin	421	408	3	3	1 612	1 646	-2	-1
Afinitor/Votubia	407	391	4	3	1 525	1 516	1	2
Exjade/Jadenu	281	237	19	16	1 059	956	11	11
Tafinlar + Mekinist[1]	246	178	38	33	873	672	30	29
Promacta/Revolade	255	178	43	43	867	635	37	37
Votrient	213	192	11	8	808	729	11	10
Jakavi	228	162	41	33	777	581	34	32
Kisqali	35	0	nm	nm	76	0	nm	nm
Other	224	239	-6	-8	893	993	-10	-9
Total Oncology business unit	3 243	3 207	1	-1	12 274	12 790	-4	-3
1Majority of sales for Tafinlar and Mekinist are combination, but both can be used as a monotherapy nm = not meaningful

Tasigna (USD 485 million, +6% cc) showed solid growth mainly driven by the US. Tasigna is approved for the treatment of adult patients newly diagnosed with Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) in the chronic phase, and is also approved for the treatment of adult patients with Ph+ CML in the chronic or accelerated phase who are resistant or intolerant to at least one prior therapy including Gleevec/Glivec.

Gleevec/Glivec (USD 448 million, -43% cc) continued to decline, driven by generic imatinib competition in most major markets. Gleevec/Glivec is approved in more than 110 countries for the treatment of adult patients in all phases of Ph+ CML, for the treatment of patients with KIT (CD117)-positive gastrointestinal tumors (KIT+ GIST), which cannot be surgically removed and/or have metastasized, and for the treatment of adult patients following complete surgical removal of KIT+ GIST. Not all indications are available in every country.

Sandostatin (USD 421 million, +3% cc) grew slightly driven primarily by growth in LACAN and phasing in Emerging Growth Markets. Sandostatin is a somatostatin analogue available in immediate and long-acting release injectable formulations and is indicated for the treatment of acromegaly and NET. In NET, Sandostatin LAR is used for patients with symptoms of carcinoid syndrome from gastro-entero-pancreatic NET as well as for tumor control in patients with advanced NET of the midgut or unknown primary tumor location.

Afinitor/Votubia (USD 407 million, +3% cc) grew low single digits despite competitive pressure in the breast cancer and renal cell carcinoma indications, which was offset by growth in the neuroendocrine tumor (NET) and tuberous sclerosis complex (TSC) indications. Afinitor is approved in more than 115 countries in combination with exemestane for the treatment of certain postmenopausal women with hormone receptor-positive, human epidermal growth factor receptor-2 negative (HR+/HER2-) advanced breast cancer; for certain patients with advanced renal cell carcinoma, for some types of advanced NET of of gastrointestinal, lung or pancreatic origin.  Afinitor/Votubia is also approved in more than 95 countries, including the US, EU member states and Japan, for treatment of certain patients with subependymal giant cell astrocytoma (SEGA) associated with TSC, and for treatment of certain patients with renal angiomyolipoma associated with TSC. The product is also approved in more than 30 countries, including EU member states as adjunctive treatment for certain patients with refractory seizures associated with TSC. Data from the TSC-associated seizure study are under review in the US. Everolimus, the active ingredient in Afinitor/Votubia, is available under the trade names Zortress and Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Exjade/Jadenu (USD 281 million, +16% cc) showed strong growth mainly driven by the US, and by continued uptake of Film-Coated Tablet (FCT). Exjade is a once-daily dispersible tablet for chronic transfusional iron overload, as well as for chronic iron overload in patients with non-transfusion-dependent thalassemia. Jadenu, a once-daily oral film-coated tablet formulation that can be swallowed whole or crushed (for patients who have difficulty to swallow) is approved in the US, Canada, Switzerland and other markets for the same indications as Exjade. In the EU, the film-coated tablet formulation is approved as Exjade. Regulatory applications are under review in several other countries worldwide.

Promacta/Revolade (USD 255 million, +43% cc) grew at a strong double-digit rate across all regions, driven by continued worldwide uptake as well as growth of the thrombopoietin (TPO) class for chronic immune thrombocytopenia (ITP). It is the only approved once-daily oral TPO receptor agonist and the only TPO receptor agonist with multiple indications in different disease states and leads the market globally in the TPO class. It is approved in more than 100 countries for the treatment of thrombocytopenia in adult patients with chronic ITP who have had an insufficient response or are refractory to other treatments. In the US and EU, Promacta/Revolade is approved for patients one year and older with chronic ITP who have had an insufficient response to other treatments. It is approved in Japan for aplastic anemia as first-line therapy and for patients who are refractory to other treatments. It is also approved in 45 countries for the treatment of patients with severe aplastic anemia who are refractory to other treatments, and in more than 50 countries for the treatment of thrombocytopenia in patients with chronic hepatitis C to allow them to initiate and maintain interferon-based therapy.

Tafinlar + Mekinist (USD 246 million, +33% cc) performance was driven by continued double-digit growth in the US due to increased demand and new launches in Europe. Tafinlar + Mekinist is the first combination of its kind for the treatment of patients with BRAF V600E/K mutation-positive unresectable or metastatic melanoma, as detected by a validated test, and continues to be the market leader globally across targeted therapy options. It is also the first combination of BRAF and MEK inhibitors to report three years of follow-up survival data in a Phase III study and five years of follow up in a separate Phase II study in BRAF V600+ unresectable or metastatic melanoma patients. The combination of Tafinlar + Mekinist is also approved for the treatment of metastatic non-small cell lung cancer (NSCLC) with a BRAF V600E mutation in the US and advanced NSCLC with a BRAF V600 mutation in the EU.

Jakavi (USD 228 million, +33% cc) showed continued double-digit growth across all regions driven by myelofibrosis (MF) and reimbursement of the second-line polycythemia vera (PV) indication in additional countries. Jakavi, an oral inhibitor of the JAK1 and JAK2 tyrosine kinases, is the first JAK inhibitor indicated for the treatment of disease-related splenomegaly or symptoms in adult patients with primary MF, post-polycythemia vera MF or post-essential thrombocythemia MF and adult patients with PV who are resistant to or intolerant of hydroxyurea. Jakavi is currently approved in more than 100 countries for patients with MF, including EU countries, Switzerland, Japan and Canada, and in more than 75 countries for patients with PV, including EU countries, Switzerland, Japan, and Canada. Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization in the areas of oncology, hematology and graft-versus-host disease outside the US. Ruxolitinib, marketed in the US as Jakafi® by Incyte, is approved by the FDA for the treatment of patients with PV who have had an inadequate response to or are intolerant of hydroxyurea. Jakafi® is also approved by the FDA for treatment of patients with intermediate or high‑risk MF, including primary MF, post‑polycythemia vera MF and post‑essential thrombocythemia MF.

Votrient (USD 213 million, +8% cc) showed solid growth driven mainly by the US, Europe and Emerging Growth Markets. Votrient is a small molecule tyrosine kinase inhibitor (TKI) that inhibits a number of intracellular proteins to limit tumor growth and cell survival, which is approved in the US for the treatment of patients with aRCC, and in the EU for first-line treatment of adult patients with aRCC as well as patients who have received prior cytokine therapy for advanced disease. Votrient is also indicated for the treatment of patients with selective subtypes of advanced soft tissue sarcoma (STS) who have received prior chemotherapy or have progressed within 12 months after neoadjuvant therapy (efficacy in adipocytic STS or gastrointestinal stromal tumors has not been demonstrated).

Kisqali (USD 35 million) continued to progress in the fourth quarter with growth in the US and additional launches in the EU. Following Germany in September, Spain and the UK launched Kisqali in Q4 after reimbursement in November. Other markets in the EU are expected to gain reimbursement over the next 12 months. Additional filings are underway with other health authorities worldwide. Kisqali is a selective cyclin-dependent kinase inhibitor, a class of drugs that help slow the progression of cancer by inhibiting the proteins cyclin-dependent kinase 4 and 6. Kisqali was approved in combination with an aromatase inhibitor by the FDA and launched in the US in March 2017 as initial endocrine-based therapy for the treatment of postmenopausal women with hormone receptor positive, human epidermal growth factor receptor-2 negative (HR+/HER2-) advanced or metastatic breast cancer. In May 2017, FDA approved Kisqali Femara Co-Pack (ribociclib tablets; letrozole tablets), the first-of-its-kind in Oncology, as initial endocrine-based therapy for the treatment of HR+/HER2- advanced or metastatic breast cancer in postmenopausal women.

Kymriah launch in the US progressed well in the fourth quarter. 33 treatment centers are now REMs certified, 25 of those are fully operational and we are focused on ensuring access for patients. In August 2017, Kymriah became the first available chimeric antigen receptor T cell (CAR-T) therapy when it received FDA approval for children and young adults with B-cell acute lymphoblastic leukemia (ALL) that is refractory or has relapsed at least twice. Kymriah is a novel immunocellular therapy and a one-time treatment that uses a patient’s own T cells to fight cancer.

PHARMACEUTICAL BUSINESS UNIT

OPHTHALMOLOGY

	Q4 2017	Q4 2016	% change		FY 2017	FY 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	485	452	7	2	1 888	1 835	3	4
Travoprost Group	150	161	-7	-9	589	619	-5	-5
Systane Group	108	100	8	7	400	377	6	5
Topical Olopatadine Group	59	55	7	7	284	335	-15	-15
Other	544	551	-1	-3	2 207	2 297	-4	-4
Total Ophthalmology	1 346	1 319	2	-1	5 368	5 463	-2	-1

Lucentis (USD 485 million, +2% cc) sales continued to grow in most markets, driven by volume growth. Lucentis is approved for six indications and is the only treatment available for all types of choroidal neovascularization (CNV). Lucentis is an anti-VEGF therapy specifically designed for the eye, minimizing systemic exposure. The Lucentis pre-filled syringe has launched in 34 countries so far. Lucentis is licensed from Genentech, and Novartis holds the rights to commercialize the product ex-US. Genentech holds the rights to commercialize Lucentis in the US.

Travoprost Group (USD 150 million, -9% cc) sales declined mainly due to loss of exclusivity in Europe. Travoprost Group includes Travatan, TravatanZ and DuoTrav, which are indicated for the reduction of elevated intraocular pressure in patients with open-angle glaucoma or who have ocular hypertension. Single agent travoprost products (Travatan, TravatanZ, Travatan BAK-Free and Izba) are prescribed as first-line agents. DuoTrav (travoprost and timolol) is a fixed-dose combination solution approved as a second-line treatment.

Systane Group (USD 108 million, +7% cc) sales grew in the US and Europe. The Systane portfolio is a group of ocular health products, most of which are indicated for the temporary relief of burning and irritation due to dryness of the eye. The Systane portfolio includes Systane Ultra, Systane Balance, and Systane Hydration, and includes treatments for daily and nighttime relief, as well as products for everyday lid hygiene, and for discomfort associated with contact lens wear.

Topical Olopatadine Group (USD 59 million, +7% cc) sales grew despite loss of exclusivity of Pataday in the US. Patanol, Pataday and Pazeo are olopatadine hydrochloride ophthalmic solutions of different concentrations that are approved to treat the signs and symptoms of allergic conjunctivitis (Patanol), as well as ocular itching associated with allergic conjunctivitis (Pataday and Pazeo).

Novartis ophthalmic OTC products, together with a small portfolio of surgical diagnostic products, (2017 sales of USD 0.8 billion) have been transferred to the Alcon Division effective January 1, 2018.

IMMUNOLOGY and DERMATOLOGY

	Q4 2017	Q4 2016	% change		FY 2017	FY 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cosentyx	615	391	57	53	2 071	1 128	84	82
Neoral/Sandimmun(e)	124	126	-2	-3	488	515	-5	-4
Zortress/Certican	116	104	12	8	414	398	4	4
Ilaris	115	75	53	51	402	283	42	42
Myfortic	104	91	14	14	378	383	-1	3
Other	81	104	-22	-23	288	308	-6	-7
Total Immunology and Dermatology	1 155	891	30	27	4 041	3 015	34	35
Xolair sales for all indications are reported in the Respiratory franchise

Cosentyx (USD 615 million, +53% cc) showed strong growth across all indications, with more than 125,000 patients treated since launch. Cosentyx is the first and only fully human monoclonal antibody that selectively neutralizes interleukin-17A (IL-17A), cornerstone cytokine in the pathogenesis of psoriasis (PsO), ankylosing spondylitis (AS) and psoriatic arthritis (PsA), and is approved to treat PsO, AS, PsA and in Japan pustular PsO. In clinical trials, Cosentyx has shown superiority over Enbrel® and Stelara®, providing rapid and sustainable efficacy for patients with PsO. The Cosentyx EU label was updated to include difficult-to-treat areas palmoplantar, nail and scalp PsO.

Xolair continued its strong growth globally as a treatment for chronic spontaneous urticaria (CSU), also known as chronic idiopathic urticaria (CIU). CSU is a distressing skin condition that appears spontaneously and causes persistent hives, itch and/or painful deeper swelling of the skin for 6 weeks or more. Xolair is also a treatment for moderate-to-severe or severe persistent allergic asthma (SAA), which is addressed in the Respiratory section. All Xolair sales are booked in the Respiratory franchise. Novartis co-promotes Xolair with Genentech in the US and shares a portion of the operating income, but does not book US sales.

Neoral/Sandimmun(e) (USD 124 million, -3% cc) sales declined slightly due to generic competition and mandatory price reductions, mainly in Europe and Japan. Neoral/Sandimmun(e) is an immunosuppressant to prevent organ rejection following a kidney, liver, heart, lung or bone marrow transplant. It is also indicated for the treatment of selected autoimmune disorders, such as endogenous uveitis, nephrotic syndrome, psoriasis, rheumatoid arthritis and atopic dermatitis.

Zortress/Certican (USD 116 million, +8% cc), approved in more than 100 countries to prevent organ rejection in adult heart and kidney transplant patients, continued to show growth. It is also approved for liver transplant patients in over 70 countries, including EU countries and the US. Everolimus, the active ingredient in Zortress/Certican, is marketed for other indications under the trade names Afinitor/Votubia. For use in drug-eluting stents Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific.

Ilaris (USD 115 million, +51% cc) continued to grow strongly across all regions. Ilaris is a selective, high-affinity, fully human monoclonal antibody that inhibits IL-1β, a key cytokine in the inflammatory pathway, by blocking the action of IL-1β for a sustained period of time, therefore inhibiting inflammation that is caused by its over-production. Ilaris is approved in over 70 countries as a treatment for various inflammatory conditions, especially for adults and children with cryopyrin-associated periodic syndrome (CAPS), systemic juvenile idiopathic arthritis (SJIA), and the symptomatic treatment of refractory acute gouty arthritis. In 2016, Ilaris received approval for patients with Adult-Onset Still’s Disease in Europe, and for three rare and distinct types of Periodic Fever Syndromes, also known as Hereditary Periodic Fevers, in the US and Japan. The European Commission approved Ilaris for the same three Periodic Fever Syndromes in February 2017.

Myfortic (USD 104 million, +14% cc), a transplantation medicine, grew despite loss of exclusivity in several markets.

NEUROSCIENCE

	Q4 2017	Q4 2016	% change		FY 2017	FY 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gilenya	825	810	2	-1	3 185	3 109	2	2
Other	25	30	-17	-22	102	124	-18	-18
Total Neuroscience	850	840	1	-1	3 287	3 233	2	2

Gilenya (USD 825 million, -1% cc), slightly declined mainly due to US partly offset by growth in Europe. Gilenya is indicated to treat relapsing forms of multiple sclerosis (RMS) and is approved in over 80 countries. Gilenya has been used to treat more than 225,000 patients with long-term data now out to 10 years, with the total patient exposure now at more than 508,000 patient years. Gilenya is licensed from Mitsubishi Tanabe Pharma.

RESPIRATORY

	Q4 2017	Q4 2016	% change		FY 2017	FY 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Ultibro Breezhaler	120	90	33	26	411	363	13	12
Seebri Breezhaler	42	38	11	4	151	149	1	3
Onbrez Breezhaler	29	36	-19	-12	112	143	-22	-14
COPD Portfolio	191	164	16	13	674	655	3	5
Xolair [1]	247	216	14	9	920	835	10	11
Other	7	8	-13	-3	23	31	-26	-14
Total Respiratory	445	388	15	10	1 617	1 521	6	8
1Revenue, which is ex-US only, reflects Xolair sales for all indications (including CSU/CIU, which is managed by the Immunology and Dermatology franchise)

The COPD portfolio, which consists of Ultibro Breezhaler, Onbrez Breezhaler and Seebri Breezhaler, grew 13% (cc) to USD 191 million. All three products in the COPD portfolio are delivered via the low-resistance Breezhaler inhalation device. Ex US, Novartis continues to bring Ultibro Breezhaler, Onbrez Breezhaler and Seebri Breezhaler to patients with COPD. In the US, these products are available at different doses or regimens under the names Utibron Neohaler, Arcapta Neohaler and Seebri Neohaler and Sunovion Pharmaceuticals Inc. has assumed as of December 21, 2016 US commercialization rights for them.

Ultibro Breezhaler (USD 120 million, +26% cc), a LABA/LAMA, grew driven by positive FLAME study results and the GOLD guidelines, which recommended LABA/LAMA as the preferred option in the majority of symptomatic patients regardless of their exacerbation risk. This is further reinforced by the recently published FLASH Clinical Trial supporting direct switch from ICS/LABA to Ultibro Breezhaler. Ultibro Breezhaler, a first-in-class dual bronchodilator, is approved in over 100 countries, including Japan, EU countries and China (approved in December 2017). It is a once-daily fixed-dose combination of indacaterol and glycopyrronium bromide, and in the EU is indicated as a maintenance bronchodilator treatment to relieve symptoms in adult patients with COPD.

Seebri Breezhaler (USD 42 million, +4% cc), an inhaled LAMA is approved in over 100 countries and indicated as a maintenance bronchodilator treatment to relieve symptoms of patients with COPD. In the US, Seebri™ Neohaler® was launched in October 2017 by Sunovion Pharmaceuticals Inc. Glycopyrronium bromide and certain use and formulation intellectual property were exclusively licensed to Novartis in April 2005 by Sosei and Vectura.

Onbrez Breezhaler (USD 29 million, -12% cc), an inhaled LABA, declined, due in part to a focus of resources on Ultibro Breezhaler. Onbrez Breezhaler is indicated as a maintenance of airflow obstruction in adult patients with COPD, and is approved in over 100 countries.

Xolair (USD 247 million, +9% cc), continued to grow strongly driven by Europe and Emerging Growth Markets. Xolair is currently approved in more than 90 countries as a treatment for moderate-to-severe or severe persistent allergic asthma. Worldwide, Xolair is the first and only biologic approved for adults and children with moderate-to-severe allergic asthma (July 2016, FDA approved Xolair children six to 11 years of age with moderate to severe persistent asthma). In August 2017, Xolair was approved in China for moderate to severe persistent allergic asthma in adults & adolescents > 12 years of age. This approval makes Xolair the first & only biologic approved for asthma in China. Xolair as a treatment for CSU/CIU is addressed earlier in the Immunology and Dermatology section. Novartis co-promotes Xolair with Genentech in the US and shares a portion of the operating income, but does not book US sales.

CARDIO-METABOLIC

	Q4 2017	Q4 2016	% change		FY 2017	FY 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Entresto	185	68	172	164	507	170	198	195
Other	5	4	25	36	17	14	21	25
Total Cardio-Metabolic	190	72	164	157	524	184	185	182
Entresto (USD 185 million, +164% cc) (sacubitril/valsartan) performance driven by growing adoption by physicians in US and Europe, and continued market access improvements. More than 420,000 heart failure patients with reduced ejection fraction benefit from Entresto, now approved in almost 100 countries. A growing body of clinical and real-world evidence, including a new study presented at the American Heart Association’s Scientific Sessions 2017, shows how Entresto helps patients with HFrEF not only live longer and stay out of the hospital, but also feel better. In the last three months of 2017 Entresto was launched in additional countries like Ireland and China. In China alone there are one million patients eligible to use Entresto.
ESTABLISHED MEDICINES

	Q4 2017	Q4 2016	% change		FY 2017	FY 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Galvus	327	298	10	8	1 233	1 193	3	5
Exforge	249	237	5	1	960	926	4	4
Diovan/Co-Diovan	244	257	-5	-6	957	1 073	-11	-9
Voltaren/Cataflam	119	136	-13	-10	465	525	-11	-4
Exelon/Exelon Patch	88	114	-23	-24	381	444	-14	-14
Ritalin/Focalin	74	73	1	-2	236	282	-16	-18
Other	426	441	-3	-2	1 682	1 913	-12	-10
Total Established Medicines	1 527	1 556	-2	-3	5 914	6 356	-7	-5

Galvus Group (USD 327 million, +8% cc) continues to grow driven by solid performance in Japan and Emerging Growth Markets. In 2017, Galvus was listed in the National Reimbursement Drug List (NRDL) in China. The Galvus Group is currently approved in more than 125 countries. The Group includes Galvus, an oral treatment for type-2 diabetes, and Eucreas, a single-pill combination of vildagliptin (the active ingredient in Galvus) and metformin. Galvus is mainly promoted for the treatment of patients whose diabetes is uncontrolled on metformin as well as for special patient segments, such as elderly and renal-impaired patients.

Exforge Group (USD 249 million, +1% cc), which includes Exforge and Exforge HCT, slightly grew despite ongoing generic competition in the US and Japan, and beginning in Europe in 2017. Both Exforge and Exforge HCT grew in Emerging Growth Markets.

Diovan Group (USD 244 million, -6% cc), consisting of Diovan monotherapy and the combination product Co-Diovan/Diovan HCT, saw sales decline in US, EU, Japan and Latin America due to loss of exclusivity.

Voltaren/Cataflam (USD 119 million, -10% cc) is a leading international brand by sales in the non-steroidal anti-inflammatory drugs (NSAIDs) market for the relief of symptoms in rheumatic diseases, such as rheumatoid arthritis and osteoarthritis, and for various other inflammatory and pain conditions. This product is subject to generic competition.

Exelon/Exelon Patch (USD 88 million, -24% cc) declined due to generic competition for Exelon Patch in the US and EU. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia (AD) in more than 85 countries, and severe AD in 14 countries, including the US. Exelon Patch is also indicated for the treatment of Parkinson’s disease dementia in more than 20 countries.

Ritalin/Focalin (USD 74 million, -2% cc) is a treatment for attention deficit hyperactivity disorder (ADHD). Ritalin and Ritalin LA are available in more than 70 and 30 countries, respectively, and are also indicated for narcolepsy. Ritalin and Focalin are subject to generic competition in the US.

Sandoz
	Q4 2017	Q4 2016	% change		FY 2017	FY 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 595	2 605	0	-4	10 060	10 144	-1	-2
Operating income	305	365	-16	-19	1 368	1 445	-5	-7
As % of net sales	11.8	14.0			13.6	14.2
Core operating income	543	521	4	1	2 080	2 071	0	-1
As % of net sales	20.9	20.0			20.7	20.4

Fourth quarter

Net sales
Sandoz net sales were USD 2.6 billion (0%, -4% cc) in the fourth quarter, as 8 percentage points of price erosion, mainly in the US, was partly offset by volume growth of 4 percentage points. Excluding the US, net sales grew by 4% (cc).

Sales in the US were USD 796 million (-17% cc), due to increased industry-wide pricing pressure and continued customer consolidation. Sales in Europe were USD 1.2 billion (+3% cc), driven by Germany, UK and France. Sales in Asia / Africa / Australasia were USD 377 million (+4% cc), mainly driven by China. Sales in Latin America were USD 100 million (+13% cc), mainly driven by Brazil.

Global sales of Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa 20mg) grew 6% (cc) to USD 309 million. By region, Europe continued double-digit growth supported by the recent launches of biosimilars Rixathon (rituximab) and Erelzi (etanercept). US Biopharmaceuticals declined primarily due to competitive pressures on Glatopa 20mg and the ongoing market conversion to the 40mg version of the reference medicine. Zarxio, the first US biosimilar approved under the BPCIA pathway, continues to grow double digit after two years on the market.

Retail sales were USD 2.1 billion (-6% cc), driven primarily by decline in the US (-19% cc). Total Anti-Infectives franchise sales were USD 370 million (-2% cc). The decline in Anti-Infectives finished dosage forms sold under the Sandoz name (USD 233 million, -5% cc) was offset by growth in Anti-Infectives sold to third parties for sale under their own name (USD 137 million +9% cc).

Operating income
Operating income was USD 305 million (-16%, -19% cc) mainly due to US price erosion and higher manufacturing restructuring charges, partly offset by continued gross margin improvement. Operating income margin in constant currencies decreased by 2.1 percentage points; currency had a negative impact of 0.1 percentage points, resulting in a net decrease of 2.2 percentage points to 11.8% of net sales.

Core adjustments amounted to USD 238 million, including USD 114 million of amortization. Prior year core adjustments were USD 156 million. Core adjustments increased compared to prior year mainly driven by higher manufacturing restructuring charges. Core operating income was USD 543 million (+4%, +1% cc), as gross margin improvements and divestment of small non-strategic assets were partially offset by lower sales and higher M&S investments. Core operating income margin increased by 1.1 percentage points (cc); currency had a negative impact of 0.2 percentage points, resulting in a net increase of 0.9 percentage points to 20.9% of net sales.

Core gross margin as a percentage of net sales increased by 1.6 percentage points (cc), driven by a favorable product and geographic mix and ongoing productivity improvements, which more than offset the impact of price erosion in the US. Core R&D expenses decreased by 0.5 percentage points (cc). Core SG&A expenses increased by 2.0 percentage points (cc) mainly due to higher M&S investments in key ex-US markets. Core Other Income and Expense, had a positive margin contribution of 1.0 points (cc) mainly due to gains from the divestment of small non-strategic assets.

Full Year

Net sales
Sandoz net sales were USD 10.1 billion (-1%, -2% cc) in 2017, as volume growth of 6 percentage points was more than offset by 8 percentage points of price erosion, mainly in the US. Excluding the US, net sales grew by 4% (cc).

Sales in the US were USD 3.3 billion (-12% cc) mainly due to increased industry-wide pricing pressure and continued customer consolidation. Sales in Europe were USD 4.6 billion (+4% cc), mainly driven by growth in Italy, France and Switzerland. Sales in Asia / Africa / Australasia were USD 1.4 billion (+1% cc), driven by Japan partly offset by Saudi Arabia. Sales in Latin America were USD 419 million (+10% cc), mainly driven by Brazil.

Global sales of Biopharmaceuticals grew 12% (cc) to USD 1.1 billion, driven by Zarxio (filgrastim), Binocrit (epoetin alfa) and the launch of Rixathon (rituximab) and Erelzi (etanercept) in selected European markets. Sandoz now has five approved and marketed biosimilars in Europe, more than any other company. Retail Generics sales were USD 8.4 billion (-3% cc), as the decline in the US (-14% cc) more than offset growth outside the US (+3% cc). Total Anti-Infectives franchise sales were USD 1.4 billion (0% cc). Growth in finished dosage forms sold under the Sandoz name (USD 880 million, +2% cc), was offset by a decline in Anti-Infectives sold to third parties for sale under their own name (USD 516 million -2% cc), which resulted from the discontinuation of low-margin products in prior year.

Operating income

Operating income was USD 1.4 billion (-5%, -7% cc) mainly due to US price erosion, increased investments in ex-US M&S and higher manufacturing restructuring charges, partly offset by sales growth outside of US and continued gross margin improvements from favorable product and geographic mix and productivity improvements. Operating income margin in constant currencies decreased 0.7 percentage points; currency had a positive impact of 0.1 percentage points, resulting in a net decrease of 0.6 percentage points to 13.6% of net sales.

Core adjustments amounted to USD 712 million, including USD 454 million of amortization. Prior year core adjustments were USD 626 million. Core adjustments increased compared to prior year mainly driven by higher manufacturing restructuring charges. Core operating income was USD 2.1 billion (0%, -1% cc), as gross margin improvements offset lower sales and higher M&S investments including European biosimilars launches. Core operating income margin in constant currencies increased 0.1 percentage points; currency had a positive impact of 0.2 percentage points, resulting in a net increase of 0.3 percentage points to 20.7% of net sales.

Core gross margin as a percentage of net sales increased by 1.3 percentage points (cc), driven by a favorable product and geographic mix and ongoing productivity improvements, which more than offset the impact of price erosion in the US. Core R&D expenses decreased by 0.2 percentage points (cc). Core SG&A expenses increased by 1.4 percentage points (cc), due to higher M&S investments behind growth drivers. Core Other Income and Expense had no impact on margin.

Alcon
	Q4 2017	Q4 2016	% change		FY 2017	FY 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 564	1 444	8	6	6 024	5 812	4	4
Operating loss	-78	-120	35	33	-190	-132	-44	-14
As % of net sales	-5.0	-8.3			-3.2	-2.3
Core operating income	221	163	36	36	857	850	1	5
As % of net sales	14.1	11.3			14.2	14.6

Fourth quarter

Net sales
Alcon net sales were USD 1.6 billion (+8%, +6% cc) in the fourth quarter, with growth across most market segments. Surgical growth of +9% (cc) was driven by growth of cataract consumables and IOLs. Vision Care grew +2% (cc) including continued double-digit growth of Dailies Total1, partly offset by declines in the weekly/monthly portfolio. Stock in trade movements accounted for approximately 1% (cc) of Alcon growth in the quarter. Alcon’s results reflect the fourth consecutive quarter of net sales growth as a result of improved operations, innovation, and customer relationships.

Sales in the US grew +3% (cc), Europe grew +3% (cc) and Asia / Africa / Australasia grew +15% (cc). Emerging Growth Markets grew +19% (cc).

Operating loss/income
Operating loss was USD 78 million, compared to a loss of USD 120 million in prior year, mainly due to the higher sales. Operating income margin in constant currencies grew 3.2 percentage points; currency had a positive impact of 0.1 percentage points, resulting in a net increase of 3.3 percentage points.

Core adjustments amounted to USD 299 million, driven by amortization of intangible assets and other net costs. Prior year core adjustments were USD 283 million, primarily due to amortization of intangible assets and other net costs. Core operating income was USD 221 million (+36%, +36% cc), primarily driven by higher sales. Core operating income margin in constant currencies increased by 3.0 percentage points driven by higher sales; currency had a negative impact of 0.2 percentage points, resulting in a net increase of 2.8 percentage points to 14.1% of net sales.

Core gross margin as a percentage of net sales declined 1.3 percentage points (cc) versus prior year impacted by sales mix and competitive pricing pressure. Core R&D expenses decreased by 0.5 percentage points (cc). Core SG&A expenses decreased by 4.4 percentage points (cc) mainly driven by sales uptake. Core Other Income and Expense, net decreased the margin by 0.6 percentage points (cc).

Full year

Net sales
Alcon net sales were USD 6.0 billion (+4%, +4% cc) for the full year. Surgical sales grew +5% (cc), driven by growth in most market segments, particularly vitreoretinal and cataract consumables. Vision Care sales grew +3% (cc), driven by continued double-digit growth of Dailies Total1.

Sales in the US grew +1% (cc), Europe grew +3% (cc) and Asia / Africa / Australasia grew +10% (cc). Emerging Growth Markets grew +15% (cc).

Operating loss/income
Operating loss was USD 190 million for the full year, compared to a loss of USD 132 million in prior year, mainly due to growth plan investments and higher impairment charges related to business development activities, partly offset by higher sales. Operating income margin in constant currencies decreased 0.3 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 0.9 percentage points.

Core adjustments amounted to USD 1.0 billion, driven by amortization, impairments of intangible assets and other net costs, and were in line with prior year. Core operating income was USD 857 million (+1%, +5% cc), as higher sales were partly offset by growth plan investments. Core operating income margin in constant currencies increased by 0.2 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 0.4 percentage points to 14.2% of net sales.

Core gross margin as a percentage of net sales decreased by 0.4 percentage points. Core R&D expenses decreased by 0.3 percentage points (cc). Core SG&A expenses decreased by 0.7 percentage points (cc). Core Other Income and Expense, net decreased the margin by 0.4 percentage points (cc).

Alcon product review

All comments below focus on fourth quarter movements in constant currencies.

SURGICAL
	Q4 2017	Q4 2016	% change		FY 2017	FY 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cataract products	743	679	9	8	2 749	2 695	2	3
Consumables	389	354	10	9	1 443	1 390	4	5
IOLs	272	239	14	13	995	986	1	3
Equipment	82	86	-5	-6	311	319	-3	-2
Vitreoretinal products	179	161	11	9	686	616	11	11
Refractive/Other	60	47	28	26	225	207	9	8
Total Surgical	982	887	11	9	3 660	3 518	4	5

Surgical sales were USD 1.0 billion (+9% cc) in the fourth quarter, driven by growth in IOLs (+13% cc), which benefitted from stock in trade movements, as well as improved performance of advanced technology IOLs and a broad recovery in emerging growth markets. Sales growth was also spurred by continued strong performance of cataract consumables (+9% cc) and vitreoretinal (+9% cc). Refractive/Other grew +26% (cc), reflecting continued strength in the refractive segment and positive momentum behind CyPass Micro-Stent in the US.

VISION CARE
	Q4 2017	Q4 2016	% change		FY 2017	FY 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Contact lenses	443	420	5	2	1 833	1 762	4	4
Contact lens care	139	137	1	1	531	532	0	0
Total Vision Care	582	557	4	2	2 364	2 294	3	3

Vision Care sales were USD 582 million (+2% cc) in the fourth quarter. Contact lenses grew +2% (cc), as continued double-digit growth of Dailies Total1 globally was partially offset by declines in the weekly/monthly segment. Contact lens care grew +1% (cc), driven by Emerging Growth Markets, mainly in Asia.

CASH FLOW AND GROUP BALANCE SHEET

Cash flow

Fourth quarter
Cash flows from operating activities amounted to USD 3.4 billion in the fourth quarter, compared to USD 3.6 billion in prior year. The decrease of USD 0.2 billion was mainly due to unfavorable net working capital changes partially offset by higher net income adjusted for non-cash items.

Cash flows used in investing activities from continuing operations amounted to USD 1.0 billion. This amount included mainly cash outflows for the purchase of property, plant and equipment of USD 0.6 billion, for intangible assets of USD 0.3 billion, for financial assets and other non-current assets of USD 0.2 billion. This was partly offset by cash inflows from the sale of property, plant and equipment, intangible assets and financial assets of USD 0.2 billion.

In prior year, cash flows used in investing activities from continuing operations amounted to USD 0.8 billion. This amount included cash outflows for the purchase of property, plant and equipment of USD 0.6 billion, for intangible assets of USD 0.2 billion, for financial assets and other non-current assets of USD 0.1 billion and for acquisitions and divestments of businesses, net (mainly including the Reprixys Pharmaceuticals Corporation acquisition) of USD 0.2 billion. This was partly offset by cash inflows from the sale of property, plant and equipment, intangible assets and financial assets of USD 0.3 billion.

Cash flows used in investing activities from discontinued operations, which consists of payments out of provisions related to the portfolio transformation transactions, amounted to USD 13 million, compared to USD 0.2 billion in prior year.

The cash flows used in financing activities amounted to USD 2.4 billion, compared to USD 2.3 billion in prior year. The current year quarter amount is mainly due to the net reduction in current financial debts of USD 1.4 billion and the net cash outflows for treasury share transactions of USD 0.9 billion.

The prior year amount included a net reduction in current financial debts of USD 2.1 billion and net cash outflows for treasury share transactions of USD 0.2 billion.

Free cash flow amounted to USD 2.5 billion (-17% USD) compared to USD 3.0 billion in prior year. The decrease of USD 0.5 billion was mainly driven by lower cash flows from operating activities and higher net investments.

Full year
Cash flows from operating activities amounted to USD 12.6 billion, compared to USD 11.5 billion in 2016. The increase of USD 1.1 billion was mainly driven by favorable working capital changes, lower legal settlement payments out of provisions and lower taxes paid, partly offset by the decrease in net income adjusted for non-cash items.

Cash flows used in investing activities from continuing operations amounted to USD 3.0 billion in 2017. This amount included cash outflows for the purchase of property, plant and equipment of USD 1.7 billion, for intangible assets of USD 1.1 billion, for financial assets and other non-current assets of USD 0.5 billion and for acquisitions and divestments of businesses, net (mainly the Ziarco Group Limited and Encore Vision, Inc. acquisitions) of USD 0.8 billion. This was partly offset by cash inflows from the sale of property, plant and equipment, intangible assets and financial assets of USD 1.1 billion.

In 2016, cash flows used in investing activities from continuing operations amounted to USD 2.7 billion. This amount included cash outflows for the purchase of property, plant and equipment of USD 1.9 billion, for intangible assets of USD 1.0 billion, for financial assets and other non-current assets of USD 0.4 billion and for acquisitions and divestments of businesses, net (including the Transcend Medical, Inc. and Reprixys Pharmaceuticals Corporation acquisitions) of USD 0.8 billion. This was partly offset by cash inflows from the sale of property, plant and equipment, intangible assets and financial assets of USD 1.3 billion and from the net proceeds from sales of marketable securities and commodities of USD 0.1 billion.

Cash flows used in investing activities from discontinued operations, which consists of payments out of provisions related to the portfolio transformation transactions, amounted to USD 0.1 billion, compared to USD 0.7 billion in 2016, which also included capital gains taxes.

The cash flows used in financing activities amounted to USD 7.7 billion, compared to USD 5.3 billion in 2016. The 2017 amount included cash outflows for the dividend payment of USD 6.5 billion and for net treasury share transactions of USD 5.2 billion. The net cash inflows from current and non-current financial debts of USD 4.0 billion were mainly from the issuance of bonds denominated in US dollar and euro for a notional amount of USD 3.0 billion and EUR 1.85 billion (USD 2.0 billion), respectively, partially offset by the repayment of current and non-current financial debt of USD 0.9 billion.

The 2016 cash flows used in financing activities amounted to USD 5.3 billion, which includes cash outflows for the dividend payment of USD 6.5 billion and for net treasury share transactions of USD 0.9 billion. The net cash inflows from current and non-current financial debts of USD 2.1 billion was mainly from the increase in short-term borrowings of USD 1.8 billion and from the issuance of two euro denominated bonds for total proceeds of USD 1.9 billion, partially offset by the repayment at maturity of a euro denominated bond of USD 1.7 billion.

Free cash flow amounted to USD 10.4 billion (+10% USD) compared to USD 9.5 billion in 2016. The increase was mainly driven by favorable working capital changes, lower legal settlement payments out of provisions and lower taxes paid, partly offset by the decrease in operating income adjusted for non-cash items and higher net investments.

Balance sheet

Assets
Total non-current assets of USD 104.9 billion at December 31, 2017 decreased by USD 0.3 billion compared to December 31, 2016. Property, plant and equipment increased by USD 0.8 billion to USD 16.5 billion, mainly due to the favorable currency translation adjustments, as net additions were offset by depreciation. Goodwill increased by USD 0.8 billion to USD 31.8 billion, mainly due to USD 0.7 billion favorable currency translation adjustments. Intangible assets other than goodwill decreased by USD 1.3 billion to USD 30.0 billion, as net additions of USD 2.4 billion and favorable currency translation adjustments of USD 0.7 billion were more than offset by amortization and impairment charges totaling USD 4.4 billion. Financial and other non-current assets decreased by USD 0.6 billion to USD 26.7 billion, as a decrease in the deferred tax assets of USD 1.8 billion was partly offset by an increase of USD 1.1 billion in the investments in associated companies, mainly due to the favorable currency translation adjustments.

Total current assets increased by USD 3.3 billion to USD 28.2 billion at December 31, 2017, due to an increase in cash and cash equivalents, marketable securities, commodities and derivatives of USD 1.7 billion. Inventories and other current assets increased by USD 0.6 billion each, and trade receivables by USD 0.4 billion.

Liabilities
Total non-current liabilities of USD 35.4 billion at December 31, 2017 increased by USD 2.4 billion compared to December 31, 2016. Long-term financial debt increased by USD 5.3 billion to USD 23.2 billion at December 31, 2017, mainly due to the issuance of bonds denominated in US dollar and euro for a total notional amount of USD 3.0 billion and EUR 1.85 billion (USD 2.0 billion) respectively. Other non-current liabilities decreased by USD 2.9 billion to USD 12.2 billion at December 31, 2017, mainly due to a reduction of the pension obligations of USD 1.3 billion resulting from actuarial gains and a change in the accounting for a component of the Swiss pension plan from defined benefit to defined contribution plan.

Total current liabilities increased by USD 1.2 billion to USD 23.4 billion at December 31, 2017. Trade payables at USD 5.2 billion increased slightly by USD 0.3 billion. Current financial debts and derivatives decreased by USD 0.6 billion to USD 5.3 billion, mainly due to lower short-term borrowings. Other current liabilities increased by USD 1.5 billion to USD 12.9 billion.

Group equity
The Group’s equity decreased by USD 0.7 billion to USD 74.2 billion at December 31, 2017, compared to USD 74.9 billion at December 31, 2016. The decrease was mainly on account of USD 6.5 billion for the dividend payment and net treasury share purchases of USD 5.3 billion. These amounts resulting from transactions with shareholders were partially offset by net income of USD 7.7 billion, favorable currency translation differences of USD 2.2 billion, net actuarial gains from defined benefit plans of USD 0.9 billion and Equity-based compensation of USD 0.6 billion.

Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 9.5 billion at December 31, 2017 compared to USD 7.8 billion at December 31, 2016, and the total of the non-current and current financial debt, including derivatives, amounted to USD 28.5 billion at December 31, 2017, compared to USD 23.8 billion at December 31, 2016. The net debt increased to USD 19.0 billion at December 31, 2017 compared to USD 16.0 billion at December 31, 2016. The debt/equity ratio increased to 0.38:1 at December 31, 2017 compared to 0.32:1 at December 31, 2016.

Innovation Review

Benefitting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development.

Selected Innovative Medicines approvals: US, EU and Japan
Product	Active ingredient/ Descriptor	Indication	Approval date
Jadenu/Exjade granules	deferasirox	Chronic iron overload (pediatric)	EU – Nov 2017
Tasigna	nilotinib	Pediatric CML	EU – Nov 2017

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions
Product	Indication	US	EU	Japan	News update
AMG 334	Migraine prophylaxis	Q2 2017	Q2 2017		- Primary and secondary endpoints of Phase III STRIVE 24 week, EM study published in New England Journal of Medicine
CTL019 (Kymriah in US)	Pediatric/young adult acute lymphoblastic leukemia	Approved	Q4 2017	Q4 2017 (tbc)
	r/r Diffuse Large B-Cell Lymphoma	Q4 2017	Q4 2017
Gilenya (fingolimod)	Pediatric multiple sclerosis	Q4 2017	Q4 2017
- Results of Phase III PARADIGMS presented at the 7th joint ECTRIMS-ACTRIMS meeting showed children and adolescents treated with Gilenya had an 82% reduction in ARR as compared to interferon beta-1a.
- FDA granted Breakthrough Therapy designation

ACZ885 (canakinumab)	Secondary prevention of cardiovascular events	Q4 2017	Q4 2017
- Pre-planned secondary analysis of an exploratory endpoint showed that people with a prior heart attack who achieved hsCRP levels below 2mg/L at three months after the first dose had a 25% reduction in major adverse cardiovascular events (MACE) versus placebo. These patients also had a significant reduction of 31% in the rate of cardiovascular (CV) death and all-cause death

Promacta/ Revolade	Aplastic anemia (moderate and severe)			Q4 2016
Signifor LAR	Cushing’s disease	Q3 2017	Approved	Q2 2017
Tafinlar + Mekinist	BRAF V600+ non-small cell lung cancer (NSCLC)	Approved	Approved	Q4 2016
- Results were published in The Lancet Oncology showing efficacy for patients with BRAF V600E-mutant metastatic non-small cell lung cancer (NSCLC) without prior systemic therapy when treated with the combination. The results were also presented at ESMO 2017.

	High-risk BRAF V600+ melanoma (adjuvant)	Q4 2017	Q4 2017	Q4 2017

Selected Innovative Medicines pipeline projects
Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
ABL001	Chronic myeloid leukemia 3rd line	2020	I
	Chronic myeloid leukemia 1st line	≥2022	III
ACZ885 (canakinumab)	Adjuvant NSCLC	≥2022	III	- Analysis published in The Lancet revealed canakinumab (300 mg) reduced lung cancer mortality by 77% in the CANTOS study with further studies planned
	1st Line NSCLC	≥2022	III
	2nd Line NSCLC	2021	III

Arzerra	Indolent non-Hodgkin’s lymphoma (refractory)	2020	III	- Study endpoint is event driven
BAF312	Secondary Progressive Multiple Sclerosis	2018	III
- Filing has been confirmed with FDA for 1H18. Final label expected to reflect the unique SPMS population studied in EXPAND
- Scientific Advice with EMA-EUnetHTA planned Q1 2018 for a planned filing in SPMS

BYL719 + fulvestrant	HR+/HER2- postmenopausal aBC 2nd line	2018	III
BYM338	Hip fracture recovery	≥2022	II
	Sarcopenia	≥2022	II
CAD106	Alzheimer’s disease	≥2022	II / III
CFZ533	Solid Organ Transplantation	≥2022	II
CNP520	Alzheimer’s disease	≥2022	II / III	- Expanded Collaboration with Amgen and Banner Alzheimer’s Institute announced – Generation Study 2 in a broader high risk population for AD launched.
Cosentyx	Non-radiographic axial spondyloarthritis	2019	III
	Psoriatic arthritis head-to-head vs. adalimumab	2020	III
	Ankylosing spondylitis head-to-head vs. adalimumab	≥2022	III
ECF843	Dry eye	≥2022	II	- Acquired worldwide ophthalmic rights (ex-EU) from Lubris in April 2017
EGF816	NSCLC	2020	III
EMA401	Peripheral neuropathic pain	2021	II
Entresto	Chronic heart failure with preserved ejection fraction	2019	III	- PARAGON-HF trial enrollment completed
	Post-acute myocardial infarction	2020	III
HDM201	Acute myeloid leukemia	≥2022	II
INC280	NSCLC (cMET amp and mut)	2019	III
	NSCLC (EGFRm)	≥2022	II	- FPFV achieved in 2017
Jakavi	Acute graft-versus-host disease (GvHD)	2020	III
	Chronic graft-versus-host disease (GvHD)	2020	III
KAE609	Malaria	≥2022	II
KAF156	Malaria	≥2022	II

Kisqali (LEE011) + tamoxifen + goserelin or NSAI + goserelin	HR+/HER2- premenopausal aBC 1st line	2018	III	- Phase III MONALEESA-7 data presented at SABCS - Trial results to be discussed with HAs
Kisqali (LEE011) + fulvestrant	HR+/HER2- postmenopausal aBC 1st/2nd line	2018	III	- Fully enrolled
Kisqali (LEE011) + adjuvant endocrine therapy	HR+/HER2- BC (adjuvant,)	≥2022	III	- FPFV achieved in 2017
CTL019 (Kymriah US, tisagenlecleucel)	r/r Follicular lymphoma	2020	III
	Chronic lymphocytic leukemia	2021	III
	DLBCL in 1st relapse	≥2022	II
	r/r DLBCL	≥2022	II	- Combination with pembrolizumab
LAM320	Multi-drug resistant tuberculosis	2018	III
LCI699	Cushing’s disease	2018	III	- Fully enrolled; additional registration trial for US currently enrolling
LHW090	Resistant hypertension	≥2022	II
LIK066	Weight loss	≥2022	II
LJN452	Non-alcoholic steatohepatitis (NASH)	≥2022	II	- FDA Fast Track designation
LMI070	Spinal muscular atrophy	2021	II	- Fast Track designation granted for Type I SMA
Lucentis	Retinopathy of prematurity	2018	III	- Phase III PIP study enrolling
LOU064	Chronic spontaneous urticaria	≥2022	II
MAA868	Stroke prevention in atrial fibrillation	≥2022	II
MTV273	Multiple myeloma	≥2022	I
OMB157 (ofatumumab)	Relapsing multiple sclerosis	2019	III
PDR001 + Tafinlar + Mekinist	Metastatic BRAF V600+ melanoma	2019	III	- COMBI-I study ongoing: Part 3 FPFV achieved in September 2017
PDR001	NET	2019	III	- Fully enrolled - FDA orphan drug designation
	Metastatic Melanoma	2021	II
Promacta / Revolade	Severe aplastic anemia 1st line	2018	III	- FDA Breakthrough Therapy designation
QAW039	Asthma	2020	III
QBW251	COPD	≥2022	II
QGE031	Chronic spontaneous urticaria / chronic idiopathic urticaria	2021	II
QMF149	Asthma	2019	III
QVM149	Asthma	2019	III
RTH258	nAMD	2018	III	- Positive Phase III results (HAWK, HARRIER) announced in June 2017 - Presented at AAO in Nov 2017
	Diabetic macular edema	2020	III
Rydapt (PKC412)	Acute myeloid leukemia (FLT3 wild type)	≥2022	III
SEG101	Sickle cell pain crises	2019	III
UNR844	Presbyopia	2021	II
VAY736	Auto-Immune Hepatitis	2021	II
	Primary Sjoegren’s syndrome	≥2022	II	- FDA Fast Track designation

VAY785 (emricasan)	Non-alcoholic steatohepatitis (NASH)	≥2022	II	- Conatus transaction announced in May 2017
Xolair	Nasal Polyps	2020	III
ZPL389	Atopic dermatitis	2021	II

Selected Sandoz approvals and pipeline projects (biosimilars)
Project/ Compound	Potential indication/ Disease area	Submission status	Current Phase	News update
GP2015 (etanercept)	Arthritides (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)	US EU	Approved Approved	- EU approval for Erelzi in June 2017
GP2013 (rituximab)	Follicular lymphoma, diffuse large B cell lymphoma, chronic lymphocytic leukemia, rheumatoid arthritis, granulomatosis with polyangiitis, and microscopic polyangiitis (same as originator)	US EU	Submitted Approved	- ASSIST-FL results presented at ASH - EU approval for Rixathon in June 2017 - US filed September 2017
GP2017 (adalimumab)	Arthritides (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)	US EU	Submitted Submitted	- US filing in January 2018
GP1111 (infliximab)	Autoimmune diseases including rheumatoid arthritis and psoriasis (same as originator)	EU	Submitted	- EU filing in May 2017
LA-EP2006 (pegfilgrastim)	Chemotherapy-induced neutropenia and others (same as originator)	US EU	III Submitted	- Resubmission planned for 2019 to address FDA complete response letter - EU filing in October 2017

Selected Alcon pipeline projects
Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ PanOptix IOL	Trifocal IOL	US 2019	Advanced	- Received CE Mark in Europe in Q2 2015
AcrySof IQ PanOptix Toric IOL	Trifocal IOL for astigmatism	US 2019	Advanced	- Received CE Mark in Europe in Q4 2016
A02238	Mid-tier phacoemulsification device	US 2018 EU 2018	Advanced Advanced
Clareon Monofocal IOL	Next-generation IOL	US 2019 JP 2017	Advanced Submitted	- Received CE Mark in Europe in Q2 2017
CyPass Micro-Stent	Minimally invasive surgical glaucoma device for implant during cataract surgery	JP 2018	Advanced	- Received US approval in Q3 2016 - Received CE Mark in Europe in Q1 2017
VISION CARE
A00717	Daily disposable line extension	EU 2018 JP 2018	Advanced Advanced
A01660	New daily disposable lens	US 2018 EU 2018 JP 2019	Advanced Advanced Advanced

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

Fourth quarter (unaudited)

(USD millions unless indicated otherwise)	Q4 2017	Q4 2016	Change

Net sales	12 915	12 322	593

Other revenues	249	284	-35

Cost of goods sold	-4 489	-4 489

Gross profit	8 675	8 117	558

Marketing & Sales	-3 464	-3 246	-218

Research & Development	-2 502	-2 584	82

General & Administration	-577	-592	15

Other income	620	381	239

Other expense	-682	-621	-61

Operating income	2 070	1 455	615

Income from associated companies	416	156	260

Interest expense	-208	-168	-40

Other financial income and expense, net	23	-365	388

Income before taxes	2 301	1 078	1 223

Taxes	-325	-142	-183

Net income	1 976	936	1 040

Attributable to:
Shareholders of Novartis AG	1 976	957	1 019

Non-controlling interests	0	-21	21

Weighted average number of shares outstanding – Basic (million)	2 322	2 375	-53

Basic earnings per share (USD)[1]	0.85	0.40	0.45

Weighted average number of shares outstanding – Diluted (million)	2 348	2 395	-47

Diluted earnings per share (USD)[1]	0.84	0.40	0.44

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated income statements

Full year (audited)

(USD millions unless indicated otherwise)	FY 2017	FY 2016	Change

Net sales	49 109	48 518	591

Other revenues	1 026	918	108

Cost of goods sold	-17 175	-17 520	345

Gross profit	32 960	31 916	1 044

Marketing & Sales	-12 861	-11 998	-863

Research & Development	-8 972	-9 039	67

General & Administration	-2 136	-2 194	58

Other income	1 969	1 927	42

Other expense	-2 331	-2 344	13

Operating income	8 629	8 268	361

Income from associated companies	1 108	703	405

Interest expense	-777	-707	-70

Other financial income and expense, net	39	-447	486

Income before taxes	8 999	7 817	1 182

Taxes	-1 296	-1 119	-177

Net income	7 703	6 698	1 005

Attributable to:
Shareholders of Novartis AG	7 703	6 712	991

Non-controlling interests	0	-14	14

Weighted average number of shares outstanding – Basic (million)	2 346	2 378	-32

Basic earnings per share (USD)[1]	3.28	2.82	0.46

Weighted average number of shares outstanding – Diluted (million)	2 371	2 400	-29

Diluted earnings per share (USD)[1]	3.25	2.80	0.45

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Condensed consolidated statements of comprehensive income

Fourth quarter (unaudited)

(USD millions)	Q4 2017	Q4 2016	Change

Net income	1 976	936	1 040

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	-109	-64	-45

Novartis share of other comprehensive income recognized by associated companies, net of taxes	-203	766	-969

Net investment hedge	-30		-30

Translation effects	-99	-2 589	2 490

Total of items to eventually recycle	-441	-1 887	1 446

Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial (losses)/gains from defined benefit plans, net of taxes	-230	736	-966

Comprehensive income	1 305	-215	1 520

Attributable to:
Shareholders of Novartis AG	1 304	-192	1 496

Non-controlling interests	1	-23	24

Full year (audited)

(USD millions)	FY 2017	FY 2016	Change

Net income	7 703	6 698	1 005

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	50	-98	148

Novartis share of other comprehensive income recognized by associated companies, net of taxes	-37	671	-708

Net investment hedge	-237		-237

Translation effects	2 210	-2 391	4 601

Total of items to eventually recycle	1 986	-1 818	3 804

Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial gains/(losses) from defined benefit plans, net of taxes	851	-515	1 366

Comprehensive income	10 540	4 365	6 175

Attributable to:
Shareholders of Novartis AG	10 538	4 382	6 156

Non-controlling interests	2	-17	19

Condensed consolidated balance sheets (audited)

(USD millions)	Dec 31, 2017	Dec 31, 2016	Change

Assets
Non-current assets
Property, plant & equipment	16 464	15 641	823

Goodwill	31 750	30 980	770

Intangible assets other than goodwill	29 997	31 340	-1 343

Financial and other non-current assets	26 660	27 232	-572

Total non-current assets	104 871	105 193	-322

Current assets
Inventories	6 867	6 255	612

Trade receivables	8 600	8 202	398

Other current assets	3 256	2 697	559

Cash and cash equivalents, marketable securities, commodities and derivatives	9 485	7 777	1 708

Total current assets	28 208	24 931	3 277

Total assets	133 079	130 124	2 955

Equity and liabilities
Equity attributable to Novartis AG shareholders	74 168	74 832	-664

Non-controlling interests	59	59	0

Total equity	74 227	74 891	-664

Non-current liabilities
Financial debts	23 224	17 897	5 327

Other non-current liabilities	12 225	15 127	-2 902

Total non-current liabilities	35 449	33 024	2 425

Current liabilities
Trade payables	5 169	4 873	296

Financial debts and derivatives	5 308	5 905	-597

Other current liabilities	12 926	11 431	1 495

Total current liabilities	23 403	22 209	1 194

Total liabilities	58 852	55 233	3 619

Total equity and liabilities	133 079	130 124	2 955

Condensed consolidated changes in equity

Fourth quarter (unaudited)

(USD millions)	Q4 2017	Q4 2016	Change

Consolidated equity at October 1	72 370	75 066	-2 696

Comprehensive income	1 305	-215	1 520

Purchase of treasury shares	-884	-122	-762

Exercise of options and employee transactions	20		20

Equity-based compensation	105	162	-57

Decrease of treasury share repurchase obligation under a share buyback trading plan	1 312		1 312

Change in non-controlling interests	-1		-1

Consolidated equity at December 31	74 227	74 891	-664

Full year (audited)

(USD millions)	FY 2017	FY 2016	Change

Consolidated equity at January 1	74 891	77 122	-2 231

Comprehensive income	10 540	4 365	6 175

Purchase of treasury shares	-5 574	-992	-4 582

Exercise of options and employee transactions	255	214	41

Equity-based compensation	612	664	-52

Dividends to shareholders of Novartis AG	-6 495	-6 475	-20

Impact of change in ownership of consolidated entities		-7	7

Change in non-controlling interests	-2		-2

Consolidated equity at December 31	74 227	74 891	-664

Condensed consolidated cash flow statements

Fourth quarter (unaudited)

(USD millions)	Q4 2017	Q4 2016	Change

Net income	1 976	936	1 040

Reversal of non-cash items
Taxes	325	142	183

Depreciation, amortization and impairments	1 724	1 832	-108

Change in provisions and other non-current liabilities	157	219	-62

Income from associated companies	-416	-156	-260

Net financial expense	185	533	-348

Other	-297	-41	-256

Net income adjusted for non-cash items	3 654	3 465	189

Interest and other financial receipts	150	237	-87

Interest and other financial payments	-338	-201	-137

Taxes paid[1]	-486	-791	305

Cash flows before working capital and provision changes	2 980	2 710	270

Payments out of provisions and other net cash movements in non-current liabilities	-372	-184	-188

Change in net current assets and other operating cash flow items	800	1 065	-265

Cash flows from operating activities	3 408	3 591	-183

Purchase of property, plant & equipment	-638	-586	-52

Purchase of intangible assets	-332	-195	-137

Proceeds from sales of intangible assets	100	179	-79

Purchase of financial and other non-current assets	-167	-131	-36

Proceeds from sales of property, plant & equipment and financial assets	85	118	-33

Acquisitions and divestments of businesses, net	-24	-235	211

Change in marketable securities and commodities	-7	3	-10

Cash flows used in investing activities from continuing operations	-983	-847	-136

Cash flows used in investing activities from discontinued operations [1]	-13	-226	213

Total cash flows used in investing activities	-996	-1 073	77

Change in current and non-current financial debts	-1 449	-2 108	659

Treasury share transactions, net	-907	-205	-702

Other financing cash flows	-40	10	-50

Cash flows used in financing activities	-2 396	-2 303	-93

Effect of exchange rate changes on cash and cash equivalents	34	-382	416

Change in cash and cash equivalents	50	-167	217

Cash and cash equivalents at October 1	8 810	7 174	1 636

Cash and cash equivalents at December 31	8 860	7 007	1 853

1 In Q4 2016, the total net tax payment amounted to USD 797 million, of which USD 6 million was included in the cash flows used in investing activities from discontinued operations.

Condensed consolidated cash flow statements

Full year (audited)

(USD millions)	FY 2017	FY 2016	Change

Net income	7 703	6 698	1 005

Reversal of non-cash items
Taxes	1 296	1 119	177

Depreciation, amortization and impairments	6 332	6 175	157

Change in provisions and other non-current liabilities	160	956	-796

Income from associated companies	-1 108	-703	-405

Net financial expense	738	1 154	-416

Other	-360	-264	-96

Net income adjusted for non-cash items	14 761	15 135	-374

Interest and other financial receipts	1 084	942	142

Interest and other financial payments	-980	-878	-102

Taxes paid[1]	-1 611	-2 111	500

Cash flows before working capital and provision changes	13 254	13 088	166

Payments out of provisions and other net cash movements in non-current liabilities	-877	-1 536	659

Change in net current assets and other operating cash flow items	244	-77	321

Cash flows from operating activities	12 621	11 475	1 146

Purchase of property, plant & equipment	-1 696	-1 862	166

Purchase of intangible assets	-1 050	-1 017	-33

Proceeds from sales of intangible assets	640	847	-207

Purchase of financial and other non-current assets	-510	-396	-114

Proceeds from sales of property, plant & equipment and financial assets	423	408	15

Acquisitions and divestments of businesses, net	-784	-765	-19

Change in marketable securities, commodities and divestments of interests in associated companies	-2	92	-94

Cash flows used in investing activities from continuing operations	-2 979	-2 693	-286

Cash flows used in investing activities from discontinued operations [1]	-140	-748	608

Total cash flows used in investing activities	-3 119	-3 441	322

Dividends related to shareholders of Novartis AG	-6 495	-6 475	-20

Change in current and non-current financial debts	3 990	2 055	1 935

Treasury share transactions, net	-5 238	-895	-4 343

Impact of change in ownership of consolidated entities	0	-6	6

Other financing cash flows	10	7	3

Cash flows used in financing activities	-7 733	-5 314	-2 419

Effect of exchange rate changes on cash and cash equivalents	84	-387	471

Change in cash and cash equivalents	1 853	2 333	-480

Cash and cash equivalents at January 1	7 007	4 674	2 333

Cash and cash equivalents at December 31	8 860	7 007	1 853

1 In 2016, the total net tax payment amounted to USD 2 299 million, of which USD 188 million was included in the cash flows used in investing activities from discontinued operations.

Notes to the Condensed Interim Consolidated Financial Statements for the three month period and year ended December 31, 2017 (audited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three month period and year ended December 31, 2017, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2017 Annual Report published on January 24, 2018.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in Note 1 to the Consolidated Financial Statements in the Annual Report 2017 and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates.

As discussed in the 2017 Annual Report, goodwill, Alcon brand name and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s results of operations and financial condition.

3. Significant transactions

Significant transactions in 2017

Innovative Medicines – Acquisition of Ziarco Group Limited
On January 20, 2017, Novartis acquired Ziarco Group Limited, a privately held company in the United Kingdom, focused on the development of novel treatments in dermatology. This acquisition adds a once daily oral H4 receptor antagonist in development for atopic dermatitis (AD), commonly known as eczema, to complement the Novartis dermatology portfolio and pipeline. The fair value of the total purchase consideration was USD 420 million. The amount consisted of an initial cash payment of USD 325 million and the net present value of the contingent consideration of USD 95 million, due to the Ziarco shareholders, which they are eligible to receive upon achievement of specified development milestones. The purchase price allocation resulted in net identifiable assets of USD 395 million and goodwill of USD 25 million. Results of operations since the date of acquisition were not material.

Innovative Medicines – Acquisition of Encore Vision, Inc.
On January 20, 2017, Novartis acquired Encore Vision, Inc., a privately-held company in Fort Worth, Texas, USA, focused on the development of a novel treatment in presbyopia. The fair value of the total purchase consideration was USD 456 million. The amount consisted of an initial cash payment of USD 366 million and the net present value of the contingent consideration of USD 90 million, due to the Encore shareholders, which they are eligible to receive upon achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 389 million and goodwill of USD 67 million. Results of operations since the date of acquisition were not material.

Significant transaction entered into in 2017 and closed in January 2018

Innovative Medicines – Acquisition of Advanced Accelerator Applications, S.A.
On October 30, 2017, Novartis entered into a binding memorandum of understanding with Advanced Accelerator Applications S.A., (AAA), a NASDAQ-listed company headquartered in Saint-Genis-Pouilly, France, under which Novartis agreed to commence a tender offer for 100% of the share capital of AAA subject to certain conditions. Novartis commenced the tender offer on December 7, 2017, to purchase all of the outstanding ordinary shares for a price of USD 41 per share and USD 82 per American Depositary Share (ADS), each representing two ordinary shares of AAA, which expired on January 19, 2018. The offer values AAAs equity at USD 3.9 billion, on a fully diluted basis. The transaction to acquire AAA is being funded mainly through external short- and long-term debt.

As of the expiration of the tender offer, approximately 97% of the then outstanding fully diluted ordinary shares, including ordinary shares represented by ADSs, were validly tendered. On January 22, 2018, Novartis accepted and paid USD 3.9 billion for the ordinary shares, including ordinary shares represented by ADSs, tendered in the offer.

On January 22, 2018 Novartis also commenced a subsequent offering period that will expire on January 31, 2018, unless extended.

AAA is a radiopharmaceutical company that develops, produces and commercializes molecular nuclear medicines, including Lutathera® (lutetium (177Lu) oxodotreotide), a first-in-class RLT product for neuroendocrine tumors (NETs) and a portfolio of diagnostic products. Radiopharmaceuticals, such as Lutathera®, are unique medicinal formulations containing radioisotopes, which are used clinically for both diagnosis and therapy.

Significant transactions in 2016

Alcon – Acquisition of Transcend Medical, Inc.
On February 17, 2016, Alcon entered into an agreement to acquire Transcend Medical, Inc. (Transcend), a privately-held, US-based company focused on developing minimally-invasive surgical devices to treat glaucoma. The transaction closed on March 23, 2016, and the fair value of the total purchase consideration was USD 332 million. The amount consisted of an initial cash payment of USD 240 million and the net present value of the contingent consideration of USD 92 million due to the Transcend shareholders, which they are eligible to receive upon achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of

USD 294 million and goodwill of USD 38 million. The 2016 results of operations since the date of acquisition were not material.

Innovative Medicines – Acquisition of Reprixys Pharmaceuticals Corporation
On November 18, 2016, Novartis acquired Reprixys Pharmaceuticals Corporation (Reprixys), a privately held, US-based company specializing in development of therapeutics in certain hematologic and inflammatory disorders following receipt of results of the SUSTAIN study. The initial interest of 19% was adjusted to its fair value of USD 64 million through the consolidated income statement at acquisition date. This re-measurement resulted in a gain of USD 53 million.

The fair value of the total purchase consideration for acquiring the 81% stake Novartis did not already own amounted to USD 268 million. The amount consisted of an initial cash payment of USD 194 million and the net present value of the contingent consideration of USD 74 million due to the Reprixys shareholders, which they are eligible to receive upon achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 332 million. No goodwill was recognized. The 2016 results of operations since the date of acquisition were not material.

4. Summary of equity attributable to Novartis AG shareholders

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	2017	2016	Change	FY 2017	FY 2016	Change

Balance at beginning of year	2 374.1	2 373.9	0.2	74 832	77 046	-2 214

Shares acquired to be cancelled	-66.2	-10.3	-55.9	-5 270	-784	-4 486

Other share purchases	-3.8	-2.6	-1.2	-304	-208	-96

Exercise of options and employee transactions	4.6	4.1	0.5	255	214	41

Equity-based compensation	8.8	9.0	-0.2	612	664	-52

Dividends to shareholders of Novartis AG				-6 495	-6 475	-20

Net income of the period attributable to shareholders of Novartis AG				7 703	6 712	991

Impact of change in ownership of consolidated entities					-7	7

Other comprehensive income attributable to shareholders of Novartis AG				2 835	-2 330	5 165

Balance at December 31	2 317.5	2 374.1	-56.6	74 168	74 832	-664

In 2017, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 5 billion share buyback, as well as to mitigate dilution from equity-based participation plans. The commitment under this arrangement is the expected purchases by the bank under such trading plan over a rolling 90-day period. As of December 31, 2017, this trading plan commitment was fully executed and expired, and as a consequence, there is no contingent liability related to this plan recognized.

5. Consolidated income statements – Segmentation

The businesses of Novartis are divided operationally on a worldwide basis into three identified reporting segments, Innovative Medicines, Sandoz and Alcon. In addition, we separately report Corporate activities.

Reporting segments are presented in a manner consistent with the internal reporting to the chief operating decision maker which is the Executive Committee of Novartis. The reporting segments are managed separately because they each research, develop, manufacture, distribute and sell distinct products that require differing marketing strategies.

The Executive Committee of Novartis is responsible for allocating resources and assessing the performance of the reporting segments.

Innovative Medicines researches, develops, manufactures, distributes and sells patented prescription medicines. The Innovative Medicines Division is organized into two global business units: Novartis Oncology, which consists of the global business franchises Oncology and Novartis Pharmaceuticals, which consists of the global business franchises Ophthalmology, Neuroscience, Immunology and Dermatology, Respiratory, Cardio-Metabolic and Established Medicines.

Sandoz develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical active substances, that are not protected by valid and enforceable third-party patents. Sandoz is organized globally in three franchises: Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. Retail Generics includes the areas of dermatology, respiratory, oncology, ophthalmics, cardiovascular, metabolism, central nervous system, pain, gastrointestinal, and hormonal therapies, as well as finished dosage form anti-infectives sold to third parties. In Anti-Infectives, Sandoz manufactures active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein or other biotechnology-based products, including biosimilars, and provides biotechnology manufacturing services to other companies.

Alcon researches, discovers, develops, manufactures, distributes and sells eye care products. Alcon is the global leader in eye care with product offerings in eye care devices and vision care. Alcon is organized into two global business franchises: Surgical and Vision Care. The Surgical franchise includes technologies and devices for cataract, retinal, glaucoma and refractive surgery, as well as intraocular lenses to treat cataract and refractive errors, like presbyopia and astigmatism. Alcon also provides viscoelastics, surgical solutions, surgical packs, and other disposable products for cataract and vitreoretinal surgery. The Vision Care franchise comprises daily disposable, monthly replacement, and color-enhancing contact lenses, as well as a complete line of contact lens care products including multi-purpose and hydrogen-peroxide based solutions, rewetting drops and daily protein removers.

The divisions are supported by Novartis Institute for BioMedical Research, Novartis Business Services, Global Drug Development and Novartis Technical Operations. Corporate activities include Group headquarter functions and items that are not specific to one segment. Further details are provided in Note 3 to the Consolidated Financial Statements of the Annual Report 2017.

Segmentation – Fourth quarter

	Innovative Medicines		Sandoz		Alcon		Corporate (including eliminations)		Group

(USD millions)	Q4 2017	Q4 2016	Q4 2017	Q4 2016	Q4 2017	Q4 2016	Q4 2017	Q4 2016	Q4 2017	Q4 2016

Net sales to third parties	8 756	8 273	2 595	2 605	1 564	1 444			12 915	12 322

Sales to other segments	166	160	36	33			-202	-193

Net sales	8 922	8 433	2 631	2 638	1 564	1 444	-202	-193	12 915	12 322

Other revenues	220	256	10	6			19	22	249	284

Cost of goods sold	-2 340	-2 435	-1 514	-1 505	-849	-782	214	233	-4 489	-4 489

Gross profit	6 802	6 254	1 127	1 139	715	662	31	62	8 675	8 117

Marketing & Sales	-2 470	-2 302	-491	-445	-503	-499			-3 464	-3 246

Research & Development	-2 162	-2 244	-198	-209	-142	-131			-2 502	-2 584

General & Administration	-271	-234	-90	-82	-83	-101	-133	-175	-577	-592

Other income	223	221	83	49	9	2	305	109	620	381

Other expense	-315	-335	-126	-87	-74	-53	-167	-146	-682	-621

Operating income	1 807	1 360	305	365	-78	-120	36	-150	2 070	1 455

as % of net sales	20.6%	16.4%	11.8%	14.0%	-5.0%	-8.3%			16.0%	11.8%

Income from associated companies			1	1			415	155	416	156

Interest expense									-208	-168

Other financial income and expense, net									23	-365

Income before taxes									2 301	1 078

Taxes									-325	-142

Net income									1 976	936

Segmentation – Full year

	Innovative Medicines		Sandoz		Alcon		Corporate (including eliminations)		Group

(USD millions)	FY 2017	FY 2016	FY 2017	FY 2016	FY 2017	FY 2016	FY 2017	FY 2016	FY 2017	FY 2016

Net sales to third parties	33 025	32 562	10 060	10 144	6 024	5 812			49 109	48 518

Sales to other segments	668	624	118	104	3		-789	-728

Net sales	33 693	33 186	10 178	10 248	6 027	5 812	-789	-728	49 109	48 518

Other revenues	898	815	37	37	3	4	88	62	1 026	918

Cost of goods sold	-9 007	-9 331	-5 800	-5 971	-3 231	-3 092	863	874	-17 175	-17 520

Gross profit	25 584	24 670	4 415	4 314	2 799	2 724	162	208	32 960	31 916

Marketing & Sales	-9 089	-8 435	-1 811	-1 681	-1 961	-1 882			-12 861	-11 998

Research & Development	-7 630	-7 709	-774	-814	-568	-516			-8 972	-9 039

General & Administration	-986	-978	-315	-300	-383	-410	-452	-506	-2 136	-2 194

Other income	1 027	1 091	204	185	47	48	691	603	1 969	1 927

Other expense	-1 124	-1 213	-351	-259	-124	-96	-732	-776	-2 331	-2 344

Operating income	7 782	7 426	1 368	1 445	-190	-132	-331	-471	8 629	8 268

as % of net sales	23.6%	22.8%	13.6%	14.2%	-3.2%	-2.3%			17.6%	17.0%

Income from associated companies	-1		23	6			1 086	697	1 108	703

Interest expense									-777	-707

Other financial income and expense, net									39	-447

Income before taxes									8 999	7 817

Taxes									-1 296	-1 119

Net income									7 703	6 698

6. Financial instruments

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and also those measured at amortized cost or at cost as of December 31, 2017 and December 31, 2016. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2017 Annual Report, published on January 24, 2018.

	Level 1		Level 2		Level 3		Valued at amortized cost or cost		Total

(USD millions)	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016

Debt securities	303	284	25	22					328	306

Fund investments	34	31							34	31

Total available-for-sale marketable securities	337	315	25	22					362	337

Time deposits with original maturity more than 90 days							125	108	125	108

Derivative financial instruments			31	230					31	230

Accrued interest on debt securities							1	1	1	1

Total marketable securities, time deposits and derivative financial instruments	337	315	56	252			126	109	519	676

Financial investments and long-term loans
Available-for-sale financial investments	672	513			437	476			1 109	989

Fund investments					166	107			166	107

Contingent consideration receivables					394	586			394	586

Long-term loans and receivables from customers and finance lease, advances, security deposits							574	514	574	514

Financial investments and long-term loans	672	513			997	1 169	574	514	2 243	2 196

Associated companies at fair value through profit or loss	28				188	188			216	188

Contingent consideration receivables short-term					450				450

Contingent consideration payables					-852	-889			-852	-889

Other financial liabilities					-72	-129			-72	-129

Derivative financial instruments			-107	-116					-107	-116

Total financial liabilities at fair value			-107	-116	-924	-1 018			-1 031	-1 134

In 2017 there were no changes in the valuation techniques used for financial instruments nor significant transfers from one level to the other nor significant transactions associated with level 3 financial instruments.

The fair value of straight bonds amounted to USD 23.8 billion at December 31, 2017 (USD 17.9 billion at December 31, 2016) compared to the balance sheet value of USD 23.0 billion at December 31, 2017 (USD 17.3 billion at December 31, 2016). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line financial investments and long-term loans of USD 2.2 billion at December 31, 2017 (USD 2.2 billion at December 31, 2016) is included in line “financial and other non-current assets” of the condensed consolidated balance sheets.

The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

7. Legal proceedings update

A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the Consolidated Financial Statements in our 2016 Annual Report and 2016 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of January 23, 2018 of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2016 Annual Report and 2016 Form 20-F. Reference is also made to Note 19 to the Consolidated Financial Statements in our 2017 Annual Report and 2017 Form 20-F for a summary of significant legal proceedings.

Investigations and related litigations
Asia/Russia investigation
In 2017, Novartis Group companies, as well as present and former senior executives of Alcon, received document requests and subpoenas from the US Department of Justice and the US Securities and Exchange Commission requesting information concerning Alcon’s business practices in Asia and Russia and related accounting treatment, both before and after Alcon became part of the Novartis Group. Novartis is cooperating with this investigation.

In addition to the matter described above, there have been other developments in the other legal matters described in Note 20 to the Consolidated Financial Statements contained in our 2016 Annual Report and 2016 Form 20-F. These do not significantly affect the assessment of management concerning the adequacy of the total provisions recorded for legal proceedings.

8. Subsequent events

For significant transactions entered into in 2017 and closed in January 2018, see Note 3.

SUPPLEMENTARY INFORMATION (unaudited)

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, and certain acquisition related items. The following items that exceed a threshold of USD 25 million are also excluded: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, impairments of property, plant and equipment and financial assets, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude items which can vary significantly from year to year, the core measures enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the Group’s performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.

Constant currencies

Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:

• the impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and

• the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which are not affected by changes in the relative value of currencies.

Growth rate calculation

For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Fourth quarter

	Innovative Medicines		Sandoz		Alcon		Corporate		Group

(USD millions unless indicated otherwise)	Q4 2017	Q4 2016	Q4 2017	Q4 2016	Q4 2017	Q4 2016	Q4 2017	Q4 2016	Q4 2017	Q4 2016

IFRS Operating income	1 807	1 360	305	365	-78	-120	36	-150	2 070	1 455

Amortization of intangible assets	643	605	114	115	225	229			982	949

Impairments

Intangible assets	25	433	10	5					35	438

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	8	1	14	-9					22	-8

Other property, plant & equipment	74	9	-1						73	9

Financial assets		7			9		125	28	134	35

Total impairment charges	107	450	23	-4	9		125	28	264	474

Acquisition or divestment of businesses and related items

- Income		-54					-20	-45	-20	-99

- Expense	14	11					16	45	30	56

Total acquisition or divestment of businesses and related items, net	14	-43					-4		10	-43

Other items

Divestment gains		-38								-38

Restructuring and related items

- Income	-21	-15	-1	8	-2	-2	-1	-1	-25	-10

- Expense	71	138	102	31	17	7	10	23	200	199

Legal-related items

- Income	-19								-19

- Expense	10				51				61

Additional income	-21	-50			-1		-335	-2	-357	-52

Additional expense	80			6		49	-43	24	37	79

Total other items	100	35	101	45	65	54	-369	44	-103	178

Total adjustments	864	1 047	238	156	299	283	-248	72	1 153	1 558

Core operating income	2 671	2 407	543	521	221	163	-212	-78	3 223	3 013

as % of net sales	30.5%	29.1%	20.9%	20.0%	14.1%	11.3%			25.0%	24.5%

Income from associated companies			1	1			415	155	416	156

Core adjustments to income from associated companies, net of tax							-117	124	-117	124

Interest expense									-208	-168

Other financial income and expense[1]									23	-17

Taxes, adjusted for above items (core taxes)									-519	-450

Core net income									2 818	2 658

Core net income attributable to shareholders of Novartis AG									2 818	2 658

Core basic EPS (USD)[2]									1.21	1.12

[1] Adjusted for charges of USD 0.3 billion in 2016 related mainly to devaluation losses in Venezuela.
[2] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Full year

	Innovative Medicines		Sandoz		Alcon		Corporate		Group

(USD millions unless indicated otherwise)	FY 2017	FY 2016	FY 2017	FY 2016	FY 2017	FY 2016	FY 2017	FY 2016	FY 2017	FY 2016

IFRS Operating income	7 782	7 426	1 368	1 445	-190	-132	-331	-471	8 629	8 268

Amortization of intangible assets	2 243	2 440	454	460	901	901			3 598	3 801

Impairments

Intangible assets	591	522	61	65	57	4			709	591

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	7	1	60	-7					67	-6

Other property, plant & equipment	77	76	13	8					90	84

Financial assets		18			29		197	99	226	117

Total impairment charges	675	617	134	66	86	4	197	99	1 092	786

Acquisition or divestment of businesses and related items

- Income	-2	-68					-115	-229	-117	-297

- Expense	32	41					130	223	162	264

Total acquisition or divestment of businesses and related items, net	30	-27					15	-6	45	-33

Other items

Divestment gains	-368	-608		-6				-48	-368	-662

Restructuring and related items

- Income	-53	-41	-7	-23	-4	-4	-1	-5	-65	-73

- Expense	268	418	134	123	34	33	29	65	465	639

Legal-related items

- Income	-21	-99							-21	-99

- Expense	35	205			61				96	205

Additional income	-534	-61	-3		-51	-13	-372	-22	-960	-96

Additional expense	273	84		6	20	61	46	100	339	251

Total other items	-400	-102	124	100	60	77	-298	90	-514	165

Total adjustments	2 548	2 928	712	626	1 047	982	-86	183	4 221	4 719

Core operating income	10 330	10 354	2 080	2 071	857	850	-417	-288	12 850	12 987

as % of net sales	31.3%	31.8%	20.7%	20.4%	14.2%	14.6%			26.2%	26.8%

Income from associated companies	-1		23	6			1 086	697	1 108	703

Core adjustments to income from associated companies, net of tax	1						226	431	227	431

Interest expense									-777	-707

Other financial income and expense[1]									39	-99

Taxes, adjusted for above items (core taxes)									-2 056	-2 001

Core net income									11 391	11 314

Core net income attributable to shareholders of Novartis AG									11 391	11 307

Core basic EPS (USD)[2]									4.86	4.75

[1] Adjusted for charges of USD 0.3 billion in 2016 related mainly to devaluation losses in Venezuela.
[2] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – Fourth quarter

(USD millions unless indicated otherwise)	Q4 2017 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q4 2017 Core results	Q4 2016 Core results

Gross profit	8 675	842	10		86	9 613	9 066

Operating income	2 070	982	264	10	-103	3 223	3 013

Income before taxes	2 301	1 045	264	10	-283	3 337	3 108

Taxes[5]	-325					-519	-450

Net income	1 976					2 818	2 658

Basic EPS (USD)[6]	0.85					1.21	1.12

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-4 489	842	10		86	-3 551	-3 490

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-3 464				-4	-3 468	-3 239

Research & Development	-2 502	140	68		43	-2 251	-2 173

General & Administration	-577				1	-576	-573

Other income	620		1	-20	-393	208	222

Other expense	-682		185	30	164	-303	-290

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	416	63			-180	299	280

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes USD 63 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Research & Development and Other expense include impairment charges related to financial assets; Research & Development, Other income and Other expense include reversals and charges related to the impairment of property, plant and equipment.

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation and other costs related to an acquisition.

[4] Other items: Cost of goods sold; Other Income and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold, Research & Development, General & Administration, Other income and Other expense include other restructuring income and charges and related items; Marketing & Sales includes an income from the release of a provision; Research & Development includes fair value adjustments to contingent consideration liabilities and charges related to the impairment of property, plant & equipment; Other income and Other expense include legal-related items; Other income also includes a gain from a Swiss pension plan amendment as well as product and financial asset divestment gains and a fair value adjustment to contingent consideration sales milestone receivables; Other expense also includes a reclass of a fair value adjustment to a contingent consideration liability to a division and an amendment to the Swiss Pension Plan; Income from associated companies includes an adjustment of USD 180 million for the Novartis share of the estimated GSK Consumer Healthcare Holdings Ltd. core items.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.0 million to arrive at the core results before tax amounts to USD 194 million. The average tax rate on the adjustments is 18.7%.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – Full year

(USD millions unless indicated otherwise)	FY 2017 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	FY 2017 Core results	FY 2016 Core results

Gross profit	32 960	3 401	92		125	36 578	35 806

Operating income	8 629	3 598	1 092	45	-514	12 850	12 987

Income before taxes	8 999	3 974	1 093	45	-664	13 447	13 315

Taxes[5]	-1 296					-2 056	-2 001

Net income	7 703					11 391	11 314

Basic EPS (USD)[6]	3.28					4.86	4.75

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-17 175	3 401	92		125	-13 557	-13 580

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-12 861				-4	-12 865	-11 991

Research & Development	-8 972	197	680		-218	-8 313	-8 402

General & Administration	-2 136				1	-2 135	-2 120

Other income	1 969		-9	-117	-1 065	778	753

Other expense	-2 331		329	162	647	-1 193	-1 059

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	1 108	376	1		-150	1 335	1 134

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes USD 376 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Research & Development and Other expense include impairment charges related to financial assets; Research & Development, Other income and Other expense include reversals and charges related to the impairment of property, plant and equipment.

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

[4] Other items: Cost of goods sold, Other Income and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold, Research & Development, General & Administration, Other income and Other expense include other restructuring income and charges and related items; Marketing & Sales includes an income from the release of a provision; Research & Development includes fair value adjustments to contingent consideration liabilities; Other income and Other expense include legal-related items; Other income also includes a gain from a Swiss pension plan amendment, product and financial asset divestment gains, a partial reversal of a prior period charge, an income from a settlement of a contract dispute and a fair value adjustment to contingent consideration sales milestone receivables; Other expense also includes a provision for contract termination costs, a charge for onerous contracts and an amendment to the Swiss Pension Plan; Income from associated companies includes an adjustment of USD 150 million for the Novartis share of the estimated GSK Consumer Healthcare Holdings Ltd. core items.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 4.4 billion to arrive at the core results before tax amounts to USD 760 million. The average tax rate on the adjustments is 17.1%.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Innovative Medicines – Fourth quarter

(USD millions)	Q4 2017 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q4 2017 Core results	Q4 2016 Core results

Gross profit	6 802	505			26	7 333	6 845

Operating income	1 807	643	107	14	100	2 671	2 407

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-2 340	505			26	-1 809	-1 794

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-2 470				-4	-2 474	-2 295

Research & Development	-2 162	138	59		43	-1 922	-1 835

General & Administration	-271				1	-270	-234

Other income	223		1		-53	171	114

Other expense	-315		47	14	87	-167	-188

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges related to intangible assets; Research & Development, Other income and Other expense include reversals and charges related to the impairment of property, plant and equipment.

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other expense includes other items related to the portfolio transformation and other costs related to an acquisition.

[4] Other items: Cost of goods sold and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Costs of goods sold, Research & Development, General & Administration, Other income and Other expense include other restructuring income and charges and related items; Marketing & Sales includes an income from the release of a provision; Research & Development includes fair value adjustments to contingent consideration liabilities; Other income and expense include legal-related items, Other income also includes product and financial asset divestment gains; Other expense also includes an amendment to the Swiss Pension Plan and other charges.

CORE RESULTS – Reconciliation from IFRS results to core results – Innovative Medicines – Full year

(USD millions)	FY 2017 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	FY 2017 Core results	FY 2016 Core results

Gross profit	25 584	2 056	31		56	27 727	27 109

Operating income	7 782	2 243	675	30	-400	10 330	10 354

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-9 007	2 056	31		56	-6 864	-6 842

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-9 089				-4	-9 093	-8 428

Research & Development	-7 630	187	594		-200	-7 049	-7 112

General & Administration	-986				1	-985	-978

Other income	1 027		-9	-2	-665	351	264

Other expense	-1 124		59	32	412	-621	-501

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Research & Development, Other income and Other expense include reversals and charges related to the impairment of property, plant and equipment.

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income includes transitional service-fee income; Other expense includes items related to the portfolio transformation and costs related to an acquisition.

[4] Other items: Cost of goods sold, Other Income and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Costs of goods sold, Research & Development, General & Administration, Other income and Other expense include other restructuring income and charges and related items; Marketing & Sales includes an income from the release of a provision; Research & Development includes fair value adjustments to contingent consideration liabilities; Other income and Other expense include legal-related items; Other income also includes a gain from a Swiss pension plan amendment, an income from a settlement of a contract dispute, as well as product and financial asset divestment gains; Other expense also includes a provision for contract termination costs, an amendment to the Swiss Pension Plan, a charge for onerous contracts and other charges.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Fourth quarter

(USD millions)	Q4 2017 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q4 2017 Core results	Q4 2016 Core results

Gross profit	1 127	114	10		60	1 311	1 270

Operating income	305	114	23		101	543	521

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 514	114	10		60	-1 330	-1 374

The following are adjustments to arrive at Core Operating Income

Other income	83				-1	82	47

Other expense	-126		13		42	-71	-60

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment.
[3] Other items: Cost of goods sold, Other income and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites and other restructuring charges and related items.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Full year

(USD millions)	FY 2017 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	FY 2017 Core results	FY 2016 Core results

Gross profit	4 415	454	61		69	4 999	4 889

Operating income	1 368	454	134		124	2 080	2 071

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-5 800	454	61		69	-5 216	-5 396

The following are adjustments to arrive at Core Operating Income

Other income	204				-10	194	146

Other expense	-351		73		65	-213	-179

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment.
[3] Other items: Cost of goods sold, Other income and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites and other restructuring income and charges and related items; Other income also includes a gain from a Swiss pension plan amendment.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Fourth quarter

(USD millions)	Q4 2017 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q4 2017 Core results	Q4 2016 Core results

Gross profit	715	223				938	889

Operating loss/income	-78	225	9		65	221	163

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-849	223				-626	-555

The following are adjustments to arrive at Core Operating Income

Research & Development	-142	2	9			-131	-129

Other income	9				-3	6

Other expense	-74				68	-6	3

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges related to financial assets.
[3] Other items: Other income and Other expense include restructuring income and charges and related items; Other expense also includes legal-related items.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Full year

(USD millions)	FY 2017 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	FY 2017 Core results	FY 2016 Core results

Gross profit	2 799	891				3 690	3 600

Operating loss/income	-190	901	86		60	857	850

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-3 231	891				-2 340	-2 216

The following are adjustments to arrive at Core Operating Income

Research & Development	-568	10	86		-18	-490	-486

Other income	47				-17	30	44

Other expense	-124				95	-29	-16

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges related to intangible and financial assets.
[3] Other items: Research & Development includes fair value adjustments to contingent consideration liabilities; Other income and Other expense include restructuring income and charges and related items; Other income also includes a gain from a Swiss pension plan amendment and the partial reversal of a prior period charge; Other expense also includes legal-related items.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Fourth quarter

(USD millions)	Q4 2017 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment of businesses and related items [2]	Other items [3]	Q4 2017 Core results	Q4 2016 Core results

Gross profit	31					31	62

Operating income/loss	36		125	-4	-369	-212	-78

The following are adjustments to arrive at Core Operating Loss

Other income	305			-20	-336	-51	61

Other expense	-167		125	16	-33	-59	-45

[1] Impairments: Other expense includes impairment charges related to financial assets.
[2] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

[3] Other items: Other income includes a fair value adjustment to contingent consideration sales milestone receivables and other items; Other expense includes a reclass of a fair value adjustment to a contingent consideration liability to a division, restructuring charges and related items and an amendment to the Swiss Pension Plan.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Full year

(USD millions)	FY 2017 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment of businesses and related items [2]	Other items [3]	FY 2017 Core results	FY 2016 Core results

Gross profit	162					162	208

Operating loss	-331		197	15	-298	-417	-288

The following are adjustments to arrive at Core Operating Loss

Other income	691			-115	-373	203	299

Other expense	-732		197	130	75	-330	-363

[1] Impairments: Other expense includes impairment charges related to financial assets.
[2] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

[3] Other items: Other income includes a fair value adjustment to contingent consideration sales milestone receivables, a Swiss pension plan amendment and other items; Other income and Other expense include restructuring income and charges and related items; Other expense also includes an amendment to the Swiss Pension Plan.

Condensed consolidated changes in net debt

Fourth quarter

(USD millions)	Q4 2017	Q4 2016

Change in cash and cash equivalents	50	-167

Change in marketable securities, commodities, financial debt and financial derivatives	1 642	2 923

Reduction in net debt	1 692	2 756

Net debt at October 1	-20 739	-18 781

Net debt at December 31	-19 047	-16 025

Full year

(USD millions)	FY 2017	FY 2016

Change in cash and cash equivalents	1 853	2 333

Change in marketable securities, commodities, financial debt and financial derivatives	-4 875	-1 874

Increase/Reduction in net debt	-3 022	459

Net debt at January 1	-16 025	-16 484

Net debt at December 31	-19 047	-16 025

Components of net debt

(USD millions)	Dec 31, 2017	Dec 31, 2016

Non-current financial debts	-23 224	-17 897

Current financial debts and derivative financial instruments	-5 308	-5 905

Less liquidity:

Cash and cash equivalents	8 860	7 007

Marketable securities, commodities and derivative financial instruments	625	770

Net debt at December 31	-19 047	-16 025

Share information

	Dec 31, 2017	Dec 31, 2016

Number of shares outstanding	2 317 456 499	2 374 059 013

Registered share price (CHF)	82.40	74.10

ADR price (USD)	83.96	72.84

Market capitalization (USD billions)[1]	195.5	172.0

Market capitalization (CHF billions)[1]	191.0	175.9

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the year end CHF/USD exchange rate.

Free cash flow

Fourth quarter

(USD millions)	Q4 2017	Q4 2016	Change

Operating income	2 070	1 455	615

Reversal of non-cash items
Depreciation, amortization and impairments	1 724	1 832	-108

Change in provisions and other non-current liabilities	157	219	-62

Other	-297	-41	-256

Operating income adjusted for non-cash items	3 654	3 465	189

Interest and other financial receipts	150	237	-87

Interest and other financial payments	-338	-201	-137

Taxes paid	-486	-791	305

Payments out of provisions and other net cash movements in non-current liabilities	-372	-184	-188

Change in inventory and trade receivables less trade payables	478	613	-135

Change in other net current assets and other operating cash flow items	322	452	-130

Cash flows from operating activities	3 408	3 591	-183

Purchase of property, plant & equipment	-638	-586	-52

Purchase of intangible assets	-332	-195	-137

Proceeds from sales of intangible assets	100	179	-79

Purchase of financial and other non-current assets	-167	-131	-36

Proceeds from sales of property, plant & equipment and financial assets	85	118	-33

Free cash flow	2 456	2 976	-520

Full year

(USD millions)	FY 2017	FY 2016	Change

Operating income	8 629	8 268	361

Reversal of non-cash items
Depreciation, amortization and impairments	6 332	6 175	157

Change in provisions and other non-current liabilities	160	956	-796

Other	-360	-264	-96

Operating income adjusted for non-cash items	14 761	15 135	-374

Interest and other financial receipts	1 084	942	142

Interest and other financial payments	-980	-878	-102

Taxes paid	-1 611	-2 111	500

Payments out of provisions and other net cash movements in non-current liabilities	-877	-1 536	659

Change in inventory and trade receivables less trade payables	-393	-1 051	658

Change in other net current assets and other operating cash flow items	637	974	-337

Cash flows from operating activities	12 621	11 475	1 146

Purchase of property, plant & equipment	-1 696	-1 862	166

Purchase of intangible assets	-1 050	-1 017	-33

Proceeds from sales of intangible assets	640	847	-207

Purchase of financial and other non-current assets	-510	-396	-114

Proceeds from sales of property, plant & equipment and financial assets	423	408	15

Free cash flow	10 428	9 455	973

Net sales of the top 20 Innovative Medicines products in 2017 – Fourth quarter

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gilenya	Neuroscience	Relapsing multiple sclerosis	433	-2	392	0	825	2	-1

Cosentyx	Immunology and Dermatology	Psoriasis, ankylosing spondylitis and psoriatic arthritis	363	41	252	76	615	57	53

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	129	-50	319	-39	448	-41	-43

Lucentis	Ophthalmology	Age-related macular degeneration			485	2	485	7	2

Tasigna	Oncology	Chronic myeloid leukemia	211	10	274	2	485	6	6

Sandostatin	Oncology	Carcinoid tumors and Acromegaly	214	-2	207	8	421	3	3

Afinitor/Votubia	Oncology	Breast cancer / TSC	216	9	191	-2	407	4	3

Galvus	Established Medicines	Diabetes			327	8	327	10	8

Exjade/Jadenu	Oncology	Chronic iron overload	139	31	142	4	281	19	16

Exforge	Established Medicines	Hypertension	5	0	244	1	249	5	1

Diovan/Co–Diovan	Established Medicines	Hypertension	24	-35	220	-2	244	-5	-6

Xolair[1]	Respiratory	Asthma			247	9	247	14	9

Tafinlar + Mekinist	Oncology	Melanoma	93	22	153	39	246	38	33

Promacta/Revolade	Oncology	Immune thrombocytopenic purpura	128	42	127	45	255	43	43

Votrient	Oncology	Renal cell carcinoma	102	10	111	8	213	11	8

Jakavi	Oncology	Myelofibrosis			228	33	228	41	33

Travoprost Group	Ophthalmology	Reduction of elevated intraocular pressure	55	-4	95	-12	150	-7	-9

Entresto	Cardio-Metabolic	Chronic Heart Failure	100	117	85	254	185	172	164

Neoral/Sandimmun(e)	Immunology and Dermatology	Transplantation	7	-36	117	0	124	-2	-3

Voltaren/Cataflam	Established Medicines	Inflammation/pain			119	-10	119	-13	-10

Top 20 products total			2 219	7	4 335	4	6 554	7	5

Rest of portfolio			696	-2	1 506	3	2 202	2	1

Total Division sales			2 915	4	5 841	3	8 756	6	4

[1] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology and Dermatology franchise).

Net sales of the top 20 Innovative Medicines products in 2017 – Full year

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gilenya	Neuroscience	Relapsing multiple sclerosis	1 709	2	1 476	3	3 185	2	2

Cosentyx	Immunology and Dermatology	Psoriasis, ankylosing spondylitis and psoriatic arthritis	1 275	67	796	115	2 071	84	82

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	627	-48	1 316	-37	1 943	-42	-41

Lucentis	Ophthalmology	Age-related macular degeneration			1 888	4	1 888	3	4

Tasigna	Oncology	Chronic myeloid leukemia	810	12	1 031	6	1 841	6	9

Sandostatin	Oncology	Carcinoid tumors and Acromegaly	832	-2	780	1	1 612	-2	-1

Afinitor/Votubia	Oncology	Breast cancer / TSC	819	6	706	-3	1 525	1	2

Galvus	Established Medicines	Diabetes			1 233	5	1 233	3	5

Exjade/Jadenu	Oncology	Chronic iron overload	515	15	544	8	1 059	11	11

Exforge	Established Medicines	Hypertension	28	180	932	2	960	4	4

Diovan/Co–Diovan	Established Medicines	Hypertension	87	-41	870	-4	957	-11	-9

Xolair[1]	Respiratory	Asthma			920	11	920	10	11

Tafinlar + Mekinist	Oncology	Melanoma	339	14	534	41	873	30	29

Promacta/Revolade	Oncology	Immune thrombocytopenic purpura	446	44	421	31	867	37	37

Votrient	Oncology	Renal cell carcinoma	407	14	401	7	808	11	10

Jakavi	Oncology	Myelofibrosis			777	32	777	34	32

Travoprost Group	Ophthalmology	Reduction of elevated intraocular pressure	216	2	373	-9	589	-5	-5

Entresto	Cardio-Metabolic	Chronic Heart Failure	297	161	210	262	507	198	195

Neoral/Sandimmun(e)	Immunology and Dermatology	Transplantation	38	-7	450	-4	488	-5	-4

Voltaren/Cataflam	Established Medicines	Inflammation/pain			465	-4	465	-11	-4

Top 20 products total			8 445	6	16 123	3	24 568	4	4

Rest of portfolio			2 671	-9	5 786	0	8 457	-4	-3

Total Division sales			11 116	2	21 909	2	33 025	1	2

[1] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology and Dermatology franchise).

Innovative Medicines net sales by business franchise – Fourth quarter

	Q4 2017	Q4 2016	% change	% change
	USD m	USD m	USD	cc

Oncology
Gleevec/Glivec	448	764	-41	-43

Tasigna	485	458	6	6

Sandostatin	421	408	3	3

Afinitor/Votubia	407	391	4	3

Exjade/Jadenu	281	237	19	16

Tafinlar + Mekinist	246	178	38	33

Promacta/Revolade	255	178	43	43

Votrient	213	192	11	8

Jakavi	228	162	41	33

Kisqali	35	0	nm	nm

Other	224	239	-6	-8

Total Oncology business unit	3 243	3 207	1	-1

Ophthalmology
Lucentis	485	452	7	2

Travoprost Group	150	161	-7	-9

Systane Group	108	100	8	7

Topical Olopatadine Group	59	55	7	7

Other	544	551	-1	-3

Total Ophthalmology	1 346	1 319	2	-1

Immunology and Dermatology
Cosentyx	615	391	57	53

Neoral/Sandimmun(e)	124	126	-2	-3

Zortress/Certican	116	104	12	8

Ilaris	115	75	53	51

Myfortic	104	91	14	14

Other	81	104	-22	-23

Total Immunology and Dermatology	1 155	891	30	27

Neuroscience
Gilenya	825	810	2	-1

Other	25	30	-17	-22

Total Neuroscience	850	840	1	-1

Respiratory
Ultibro Breezhaler	120	90	33	26

Seebri Breezhaler	42	38	11	4

Onbrez Breezhaler	29	36	-19	-12

Subtotal COPD[1] portfolio	191	164	16	13

Xolair[2]	247	216	14	9

Other	7	8	-13	-3

Total Respiratory	445	388	15	10

Cardio-Metabolic
Entresto	185	68	172	164

Other	5	4	25	36

Total Cardio-Metabolic	190	72	164	157

Established Medicines
Galvus	327	298	10	8

Exforge	249	237	5	1

Diovan/Co-Diovan	244	257	-5	-6

Voltaren/Cataflam	119	136	-13	-10

Exelon/Exelon Patch	88	114	-23	-24

Ritalin/Focalin	74	73	1	-2

Other	426	441	-3	-2

Total Established Medicines	1 527	1 556	-2	-3

Total Pharmaceuticals business unit	5 513	5 066	9	6

Total Division net sales	8 756	8 273	6	4

[1] Chronic Obstructive Pulmonary Disease
[2] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology and Dermatology franchise).

nm = not meaningful

Innovative Medicines net sales by business franchise – Full year

	FY 2017	FY 2016	% change	% change
	USD m	USD m	USD	cc

Oncology
Gleevec/Glivec	1 943	3 323	-42	-41

Tasigna	1 841	1 739	6	9

Sandostatin	1 612	1 646	-2	-1

Afinitor/Votubia	1 525	1 516	1	2

Exjade/Jadenu	1 059	956	11	11

Tafinlar + Mekinist	873	672	30	29

Promacta/Revolade	867	635	37	37

Votrient	808	729	11	10

Jakavi	777	581	34	32

Kisqali	76	0	nm	nm

Other	893	993	-10	-9

Total Oncology business unit	12 274	12 790	-4	-3

Ophthalmology
Lucentis	1 888	1 835	3	4

Travoprost Group	589	619	-5	-5

Systane Group	400	377	6	5

Topical Olopatadine Group	284	335	-15	-15

Other	2 207	2 297	-4	-4

Total Ophthalmology	5 368	5 463	-2	-1

Immunology and Dermatology
Cosentyx	2 071	1 128	84	82

Neoral/Sandimmun(e)	488	515	-5	-4

Zortress/Certican	414	398	4	4

Ilaris	402	283	42	42

Myfortic	378	383	-1	3

Other	288	308	-6	-7

Total Immunology and Dermatology	4 041	3 015	34	35

Neuroscience
Gilenya	3 185	3 109	2	2

Other	102	124	-18	-18

Total Neuroscience	3 287	3 233	2	2

Respiratory
Ultibro Breezhaler	411	363	13	12

Seebri Breezhaler	151	149	1	3

Onbrez Breezhaler	112	143	-22	-14

Subtotal COPD[1] portfolio	674	655	3	5

Xolair[2]	920	835	10	11

Other	23	31	-26	-14

Total Respiratory	1 617	1 521	6	8

Cardio-Metabolic
Entresto	507	170	198	195

Other	17	14	21	25

Total Cardio-Metabolic	524	184	185	182

Established Medicines
Galvus	1 233	1 193	3	5

Exforge	960	926	4	4

Diovan/Co-Diovan	957	1 073	-11	-9

Voltaren/Cataflam	465	525	-11	-4

Exelon/Exelon Patch	381	444	-14	-14

Ritalin/Focalin	236	282	-16	-18

Other	1 682	1 913	-12	-10

Total Established Medicines	5 914	6 356	-7	-5

Total Pharmaceuticals business unit	20 751	19 772	5	6

Total Division net sales	33 025	32 562	1	2

[1] Chronic Obstructive Pulmonary Disease
[2] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology and Dermatology franchise).

nm = not meaningful

Net sales by region1 – Fourth quarter

	Q4 2017	Q4 2016	% change		Q4 2017	Q4 2016

	USD m	USD m	USD	cc	% of total	% of total

Innovative Medicines

Europe	3 009	2 832	6	-1	34	34

US	2 915	2 796	4	4	33	34

Asia/Africa/Australasia	2 115	1 960	8	8	24	24

Canada and Latin America	717	685	5	11	9	8

Total	8 756	8 273	6	4	100	100

Of which in Established Markets	6 525	6 185	5	2	75	75

Of which in Emerging Growth Markets	2 231	2 088	7	8	25	25

Sandoz

Europe	1 235	1 113	11	3	48	43

US	796	961	-17	-17	31	37

Asia/Africa/Australasia	377	364	4	4	15	14

Canada and Latin America	187	167	12	9	6	6

Total	2 595	2 605	0	-4	100	100

Of which in Established Markets	1 901	1 941	-2	-6	73	75

Of which in Emerging Growth Markets	694	664	5	2	27	25

Alcon

Europe	420	378	11	3	27	26

US	639	623	3	3	41	43

Asia/Africa/Australasia	383	332	15	15	24	23

Canada and Latin America	122	111	10	14	8	8

Total	1 564	1 444	8	6	100	100

Of which in Established Markets	1 212	1 151	5	3	77	80

Of which in Emerging Growth Markets	352	293	20	19	23	20

Group

Europe	4 664	4 323	8	0	36	35

US	4 350	4 380	-1	-1	34	36

Asia/Africa/Australasia	2 875	2 656	8	8	22	22

Canada and Latin America	1 026	963	7	11	8	7

Total	12 915	12 322	5	2	100	100

Of which in Established Markets	9 638	9 277	4	1	75	75

Of which in Emerging Growth Markets	3 277	3 045	8	7	25	25

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

Net sales by region1 – Full year

	FY 2017	FY 2016	% change		FY 2017	FY 2016

	USD m	USD m	USD	cc	% of total	% of total

Innovative Medicines

Europe	11 289	11 217	1	0	34	34

US	11 116	10 897	2	2	34	33

Asia/Africa/Australasia	7 875	7 696	2	4	24	24

Canada and Latin America	2 745	2 752	0	7	8	9

Total	33 025	32 562	1	2	100	100

Of which in Established Markets	24 633	24 416	1	1	75	75

Of which in Emerging Growth Markets	8 392	8 146	3	7	25	25

Sandoz

Europe	4 633	4 354	6	4	46	43

US	3 278	3 708	-12	-12	33	37

Asia/Africa/Australasia	1 391	1 418	-2	1	14	14

Canada and Latin America	758	664	14	12	7	6

Total	10 060	10 144	-1	-2	100	100

Of which in Established Markets	7 383	7 580	-3	-3	73	75

Of which in Emerging Growth Markets	2 677	2 564	4	4	27	25

Alcon

Europe	1 570	1 508	4	3	26	26

US	2 541	2 512	1	1	42	43

Asia/Africa/Australasia	1 452	1 327	9	10	24	23

Canada and Latin America	461	465	-1	7	8	8

Total	6 024	5 812	4	4	100	100

Of which in Established Markets	4 694	4 630	1	1	78	80

Of which in Emerging Growth Markets	1 330	1 182	13	15	22	20

Group

Europe	17 492	17 079	2	1	36	35

US	16 935	17 117	-1	-1	34	35

Asia/Africa/Australasia	10 718	10 441	3	5	22	22

Canada and Latin America	3 964	3 881	2	8	8	8

Total	49 109	48 518	1	2	100	100

Of which in Established Markets	36 710	36 626	0	0	75	75

Of which in Emerging Growth Markets	12 399	11 892	4	7	25	25

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

Principal currency translation rates

Fourth quarter

	Average rates Q4 2017	Average rates Q4 2016	Period-end rates Dec 31, 2017	Period-end rates Dec 31, 2016

1 CHF	1.013	0.999	1.024	0.978

1 CNY	0.151	0.146	0.154	0.144

1 EUR	1.178	1.079	1.195	1.051

1 GBP	1.328	1.242	1.347	1.227

100 JPY	0.886	0.916	0.888	0.854

100 RUB	1.711	1.588	1.734	1.648

Full year

	Average rates FY 2017	Average rates FY 2016	Period-end rates Dec 31, 2017	Period-end rates Dec 31, 2016

1 CHF	1.016	1.015	1.024	0.978

1 CNY	0.148	0.151	0.154	0.144

1 EUR	1.129	1.107	1.195	1.051

1 GBP	1.288	1.355	1.347	1.227

100 JPY	0.892	0.922	0.888	0.854

100 RUB	1.715	1.498	1.734	1.648

Income from associated companies

(USD millions)	Q4 2017	Q4 2016	FY 2017	FY 2016

Share of estimated Roche reported results	160	156	669	678

Prior-year adjustment			-67	-68

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-36	-36	-146	-146

Net income effect from Roche Holding AG	124	120	456	464

Share of estimated GSK Consumer Healthcare Holdings Ltd. reported results	293	39	589	268

Prior-year adjustment			47	-22

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-2	-3	-7	-12

Net income effect from GlaxoSmithKline Consumer Healthcare Holdings Ltd.	291	36	629	234

Others	1		23	5

Income from associated companies	416	156	1 108	703

Core income from associated companies

(USD millions)	Q4 2017	Q4 2016	FY 2017	FY 2016

Income from associated companies	416	156	1 108	703

Share of estimated Roche core adjustments	63	73	306	260

Roche prior year adjustment			70	36

Share of estimated GSK Consumer Healthcare Holdings Ltd. core adjustments	-180	51	-131	120

GSK Consumer Healthcare Holdings Ltd. prior year adjustment			-19	15

Others			1

Core income from associated companies	299	280	1 335	1 134

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “innovation,” “poised,” “sustainable growth,” “growth drivers,” “growing,” “Breakthrough Therapy,” “Priority Review,” “submitted,” “accelerated assessment,” “proposed,” “outlook,” “expected,” “to grow,” “pipeline,” “launches,” “priorities,” “will,” “driving,” “growth phase,” “strengthening,” “enabled,” “driven,” “ongoing,” “continued,” “growth plan,” “focused on,” “expect,” “momentum,” “pipelines,” “continues,” “initiate,” “strategic review,” “options,” “progress,” “potential,”  “strategy,” “on track,” “remains a priority,” “would,” “estimated,” “to be executed,” “aims,” “launched,” “guidance,” “launch,” “to be discussed,” “under review,” “recommended,” “next 12 months,” “planned,” “Fast Track designation,” “underway,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; or regarding the potential outcome of the strategic review being undertaken to maximize shareholder value of the Alcon Division; or regarding the potential financial or other impact of the significant acquisitions and reorganizations of recent years; or regarding the potential impact of the share buyback plan; or regarding potential future sales or earnings of the Novartis Group or any of its divisions or potential shareholder returns; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the strategic review being undertaken to maximize shareholder value of the Alcon Division will reach any particular results, or at any particular time, or that the result of the strategic review will in fact maximize shareholder value. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the  significant acquisitions and reorganizations of recent years. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating or financial results. In particular, our expectations could be affected by, among other things: global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the significant acquisitions and reorganizations of recent years may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; safety, quality or manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; uncertainties involved in the development or adoption of potentially transformational technologies and business models; general political and economic conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies. Rituxan® is a registered trademark of Biogen. Neulasta® is a registered trademark of Amgen Inc. Humira® is a registered trademark of AbbVie Inc. Stelara® is a registered trademark of Janssen Biotech, Inc. Seretide® is a registered trademark of GlaxoSmithKline. Jakafi® is a registered trademark of Incyte Corporation. Enbrel® is a registered trademark of Amgen Inc.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2017, the Group achieved net sales of USD 49.1 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 122,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

Novartis issued its 2017 Annual Report today, and it is available at www.novartis.com. Novartis will also file its 2017 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request. Novartis also issued its 2017 Corporate Responsibility Performance Report today, and it is available at www.novartis.com.

Important dates
March 2, 2018      Annual General Meeting
April 19, 2018       First quarter results 2018
May 15-16, 2018     Meet Novartis Management investor event in Basel
July 18, 2018        Second quarter results 2018
October 18, 2018       Third quarter results 2018